Exhibit (a)(1)(A)
Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
BladeLogic, Inc.
at
$28.00 Net Per Share
by
Bengal Acquisition Corporation

a wholly owned subsidiary of
BMC Software, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, BOSTON, MASSACHUSETTS TIME, ON THURSDAY, APRIL 17, 2008, UNLESS THE OFFER IS EXTENDED.

The Offer is being made according to an Agreement and Plan of Merger, dated as of March 17, 2008 (the “Merger Agreement”), by and among BMC Software, Inc., a Delaware corporation (“BMC”), Bengal Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of BMC (the “Purchaser”), and BladeLogic, Inc., a Delaware corporation (“BladeLogic”).

The board of directors of BladeLogic has unanimously (i) determined that the Merger Agreement, the Offer and the Merger (each as defined herein) are advisable and in the best interests of BladeLogic’s stockholders, (ii) approved the Offer and the Merger in accordance with the Delaware General Corporation Law (“DGCL”), and (iii) approved the Merger Agreement and recommended that holders of Shares (as defined below) accept the Offer and tender their Shares in the Offer.

There is no financing condition to the Offer. The Offer is conditioned on there being validly tendered in the Offer and not withdrawn before the expiration of the Offer, that number of shares of BladeLogic’s common stock, par value $0.001 per share, (the “Shares”), which, when added to any Shares already owned by BMC or any of its controlled subsidiaries, represents at least a majority of the Shares outstanding on a fully diluted basis (which means the total number of outstanding Shares plus the total number of Shares that are issuable upon the conversion or exercise of all BladeLogic stock options and other derivative securities regardless of the conversion or exercise price, vesting schedule or other terms and conditions thereof) (the “Minimum Condition”). The Offer is also subject to the satisfaction of certain other conditions set forth in this Offer to Purchase, including, among other conditions, any applicable waiting period or approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (the “HSR Act”) or other applicable foreign statutes or regulations shall have expired or been terminated or obtained. See Section 14 — “Conditions of the Offer.”

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at the addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, and the Notice of Guaranteed Delivery may be directed to the Information Agent. Stockholders also may contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Dealer Manager for the Offer is:
MERRILL LYNCH & CO.

March 21, 2008

IMPORTANT

Stockholders desiring to tender Shares must:

1. For Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee:

•	contact the broker, dealer, commercial bank, trust company or other nominee and request that the broker, dealer, commercial bank, trust company or other nominee tender the Shares to the Purchaser before the expiration of the Offer.

2. For Shares that are registered in the stockholder’s name and held in book-entry form:

•	complete and sign the Letter of Transmittal (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 3 — “Procedure for Tendering Shares” of this Offer to Purchase);

•	if using the Letter of Transmittal, have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal;

•	deliver an Agent’s Message or the Letter of Transmittal (or a manually signed facsimile) and any other required documents to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), at its address on the back of this Offer to Purchase; and

•	transfer the Shares through book-entry transfer into the account of the Depositary.

3. For Shares that are registered in the stockholder’s name and held as physical certificates:

•	complete and sign the Letter of Transmittal (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal;

•	have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•	deliver the Letter of Transmittal (or a manually signed facsimile), the certificates for such Shares and any other required documents to the Depositary, at its address on the back of this Offer to Purchase.

The Letter of Transmittal, the certificates for the Shares and any other required documents must be received by the Depositary before the expiration of the Offer, unless the procedures for guaranteed delivery described in Section 3 — “Procedure for Tendering Shares” of this Offer to Purchase are followed. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder.

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TABLE OF CONTENTS

SUMMARY TERM SHEET	1
INTRODUCTION	7
THE OFFER	10
1. Terms of the Offer	10
2. Acceptance for Payment and Payment for Shares	14
3. Procedure for Tendering Shares	15
4. Withdrawal Rights	18
5. Material U.S. Federal Income Tax Consequences	19
6. Price Range of the Shares; Dividends on the Shares	21
7. Effect of the Offer on the Market for the Shares; NASDAQ Global Market Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations	21
8. Certain Information Concerning BladeLogic	22
9. Certain Information Concerning BMC and the Purchaser	24
10. Source and Amount of Funds	25
11. Background of the Offer; Past Contacts; Negotiations and Transactions	26
12. Purpose of the Offer; Plans for BladeLogic; Other Matters	28
13. The Merger Agreement; Other Agreements	30
14. Conditions of the Offer	50
15. Certain Legal Matters	51
16. Fees and Expenses	54
17. Legal Proceedings	54
18. Miscellaneous	54
SCHEDULE I	56

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SUMMARY TERM SHEET

Securities Sought:	All outstanding shares of common stock, par value $0.001 per share, of BladeLogic, Inc.

Price Offered Per Share:	$28.00 net to you in cash, without interest but subject to any applicable tax withholding.

Scheduled Expiration of Offer:	12:00 midnight, Boston, Massachusetts time, on Thursday, April 17, 2008, unless extended

The Purchaser:	Bengal Acquisition Corporation, a wholly owned subsidiary of BMC

BladeLogic Board Recommendation:	BladeLogic’s board of directors has unanimously recommended that you accept the Offer and tender your Shares

The following are some of the questions you, as a stockholder of BladeLogic, may have and our answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Purchase and in the Letter of Transmittal. In this Offer to Purchase, unless the context otherwise requires, the terms “we”, “our” and “us” refer to the Purchaser.

Who is offering to buy my Shares?

Our name is Bengal Acquisition Corporation. We are a Delaware corporation and a wholly owned subsidiary of BMC. We were formed for the purpose of acquiring all of the Shares. See the “Introduction” to this Offer to Purchase and Section 9 — “Certain Information Concerning BMC and the Purchaser.”

What is the class and amount of securities being sought in the Offer?

We are offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of BladeLogic. See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

How much are you offering to pay and in what form of payment?

We are offering to pay $28.00, net to you in cash, without interest but subject to any applicable tax withholding, for each Share tendered and accepted for payment in the Offer.

What does the board of directors of BladeLogic think of the Offer?

The Offer is being made pursuant to the Merger Agreement with BladeLogic. BladeLogic’s board of directors has unanimously: (i) determined that each of the transactions contemplated in the Merger Agreement, including the Offer and the merger of us with and into BladeLogic, is advisable and in the best interests of BladeLogic and its stockholders; (ii) approved the Offer and the Merger in accordance with the DGCL; and (iii) approved the Merger Agreement and recommended that you accept the Offer and tender your Shares. See the “Introduction” to this Offer to Purchase and Section 11 — “Background of the Offer; Past Contacts, Negotiations and Transactions.”

Have any BladeLogic stockholders agreed to tender their Shares?

Yes. Dev Ittycheria, Vijay Manwani, John J. Gavin, Jr., John McMahon, Steven C. Walske, Edwin J. Gillis, Robert P. Goodman, Peter Gyenes, R. David Tabors, Mark Terbeek, Bessemer Venture Partners V L.P., Bessec Ventures V L.P., BVE 2001 LLC, BVE 2001 (Q) LLC, BIP 2001 L.P., Battery Ventures VI, L.P., Battery Investment Partners VI, LLC, MK Capital SBIC, L.P., MK Capital, L.P., MK Bladelogic, LLC, and Myriad Investments, LLC have entered into a tender and support agreement with BMC and us, which provides, among other things, that these stockholders will irrevocably tender their Shares in the Offer. These stockholders may only withdraw their Shares from the Offer if the tender and support agreement is terminated in accordance with its terms, including if the Merger Agreement is terminated. The Shares subject to the tender and support agreement represent approximately

38.3% of the outstanding Shares, as of March 16, 2008. See the “Introduction” to this Offer to Purchase and Section 13 — “The Merger Agreement; Other Agreements.”

Are there any compensation arrangements between BMC and BladeLogic’s executive officers or other key employees?

BMC is expected to enter into employment compensation, severance or other employee benefits arrangements with certain of BladeLogic’s executive officers and certain other key employees; however, the specific terms of these compensation arrangements have not been agreed upon. Additionally, such executive officers entered into agreements to tender any Shares they hold or acquire, whether upon the exercise of options or warrants or otherwise, in the Offer.

What is the market value of my Shares as of a recent date?

On March 14, 2008, the last trading day before we announced the execution of the Merger Agreement, the closing price of BladeLogic’s common stock reported on the NASDAQ Global Market was $23.61 per Share. On March 20, 2008, the last full day before commencement of the Offer, the closing price of BladeLogic’s common stock reported on the NASDAQ Global Market was $27.81 per Share. We advise you to obtain a recent quotation for BladeLogic’s common stock in deciding whether to tender your Shares. See Section 6 — “Price Range of the Shares; Dividends on the Shares.”

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. We have arranged for sufficient funds, including the receipt of funds from BMC, to pay for all Shares tendered and accepted for payment in the Offer and to provide funding for the Merger, which is expected to follow the completion of the Offer. The Offer is not subject to any financing condition. See Section 10 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

No. Our financial condition is not relevant to your decision to tender Shares in the Offer because the Offer is being made for all outstanding Shares, the form of payment consists solely of cash and the Offer is not subject to any financing condition. We have arranged for sufficient funds, including the receipt of funds from BMC, to pay for all Shares tendered and accepted for payment in the Offer and to provide funding for the Merger, which is expected to follow the completion of the Offer. See Section 10 — “Source and Amount of Funds.”

How long do I have to decide whether to tender in the Offer?

Unless we extend the expiration date of the Offer, you will have until 12:00 midnight, Boston, Massachusetts time, on Thursday, April 17, 2008, to tender your Shares in the Offer. If you cannot deliver everything that is required to tender your Shares by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may require that you notify them of your desire to tender your Shares in advance of the expiration date of the Offer. See Section 1 — “Terms of the Offer” and Section 3 — “Procedure for Tendering Shares.”

Can the Offer be extended and under what circumstances?

Our ability to extend the Offer is subject to the terms of the Merger Agreement and applicable law. We are permitted by the Merger Agreement to extend the Offer from time to time at the scheduled expiration of the Offer if any of the conditions to the Offer have not been satisfied or waived. We are required by the Merger Agreement to extend the Offer:

•	to the extent required by applicable laws or interpretations of the Securities and Exchange Commission (the “SEC”) or its staff;

•	on one or more occasions for a total of an additional thirty (30) calendar days, if, at the scheduled expiration of the initial offering period on Thursday, April 17, 2008, all the conditions to the Offer other than the Minimum Condition have been satisfied;

•	from time to time until the expiration or termination of the waiting period under the HSR Act or any material foreign statutes or regulations applicable to the Offer or the Merger if, at any scheduled expiration of the Offer, the waiting period under the HSR Act or such other material applicable foreign statutes or regulations have not expired or been terminated; and

•	from time to time until the earlier of five business days after the time any of the conditions described in this paragraph no longer exist or such time at which any of the matters described in this paragraph become final and nonappealable, if, at any scheduled expiration of the Offer, there is any action taken or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, enforced, amended, issued or deemed applicable to the Offer or the Merger (other than the application of the waiting period provisions of the HSR Act or any other federal, state or local law, regulation or decree designed to prohibit, restrict or regulate actions for the effect of monopolization or restraint of trade (“Antitrust Laws”) to the Offer or to the Merger), or any suit, action or proceeding is pending by any governmental authority of competent jurisdiction (or any governmental authority of competent jurisdiction has informed BMC, us or BladeLogic or counsel therefor that such governmental authority intends to commence any suit, action or proceeding) against BMC, us or BladeLogic or the respective subsidiaries of any of such entities, that in either case, would reasonably be expected to directly or indirectly:

•	make illegal or otherwise prohibit or materially delay consummation of the Offer or the Merger;

•	restrict, prohibit or limit the ownership or operation by BMC or us or the subsidiaries of BMC or us of all or any significant portion of the business or assets of BladeLogic or any of its subsidiaries or compel BMC or us or any of the subsidiaries of BMC or us to dispose of or hold separately all or any significant portion of the business or assets of BMC, us or BladeLogic or any of the respective subsidiaries of any of such entities;

•	impose material limitations on the ability of BMC or us or the respective subsidiaries of BMC or us effectively to acquire, hold or exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by BMC or us or any of the subsidiaries of BMC or us pursuant to the Offer on all matters properly presented to BladeLogic’s stockholders; or

•	require divestiture by BMC or us or any of the subsidiaries of BMC or us of any Shares.

See Section 1 — “Terms of the Offer” for additional information about our obligations to extend the Offer.

Will you provide a subsequent offering period?

We may, in our discretion, elect to provide a subsequent offering period in accordance with Rule 14d-11 under the Exchange Act following our acceptance for payment of Shares in the Offer. The subsequent offering period may be between three and 20 business days in the aggregate, including any extensions.

Although we reserve our right to provide a subsequent offering period, we do not currently intend to provide a subsequent offering period. During the subsequent offering period, if we provide one, you would be permitted to tender, but not withdraw, your Shares and receive $28.00 per Share, net to you in cash, without interest but subject to any applicable tax withholding. See Section 1 — “Terms of the Offer” and Section 13 — “The Merger Agreement; Other Agreements.”

How will I be notified if the Offer is extended or a subsequent offering period is provided?

If we extend the Offer or provide a subsequent offering period, we will inform Computershare Trust Company, N.A., the depositary for the Offer, and notify BladeLogic stockholders by making a public announcement of the extension or subsequent offering period, before 9:00 a.m., Boston, Massachusetts time, on the business day after the day on which the Offer was scheduled to expire. See Section 1 — “Terms of the Offer.”

What is the “Minimum Condition” to the Offer?

We are not obligated to purchase any Shares in the Offer unless there has been validly tendered in the Offer and not withdrawn before the expiration of the Offer that number of Shares which, when added to any Shares already owned by BMC or any of its controlled subsidiaries, represents at least a majority of the Shares outstanding on a fully diluted basis (which means the total number of outstanding Shares plus the total number of Shares that are issuable upon the conversion or exercise of all BladeLogic stock options and other derivative securities regardless of the conversion or exercise price, vesting schedule or other terms and conditions thereof). We refer to this condition as the “Minimum Condition.”

What are the most significant conditions to the Offer other than the Minimum Condition?

In addition to the Minimum Condition, we are not obligated to purchase any Shares that are validly tendered in the Offer unless the other conditions set forth in Section 14 — “Conditions of the Offer” are satisfied or waived. These conditions include, among other things:

•	any applicable waiting period or approval under the HSR Act or other applicable foreign statutes or regulations must have expired or terminated or must have been obtained;

•	there must be no action taken or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, enforced, amended, issued or deemed applicable to the Offer or the Merger (other than the application of the waiting period provisions of the HSR Act or any other Antitrust Laws to the Offer or to the Merger), or any suit, action or proceeding pending by any governmental authority (or any governmental authority that has informed BMC, us or BladeLogic or counsel therefor that such governmental authority intends to commence any suit, action or proceeding) against BMC, us or BladeLogic or the respective subsidiaries of any of such entities which remains pending wherein an unfavorable injunction, judgment, order, decree or ruling, that in either case, would reasonably be expected to, directly or indirectly:

•	make illegal or otherwise prohibit or materially delay consummation of the Offer or the Merger;

•	restrict, prohibit or limit the ownership or operation by BMC or us or the subsidiaries of BMC or us of all or any significant portion of the business or assets of BladeLogic or any of its subsidiaries or compel BMC or us or any of the subsidiaries of BMC or us to dispose of or hold separately all or any significant portion of the business or assets of BMC, us or BladeLogic or any of the respective subsidiaries of any of such entities;

•	impose material limitations on the ability of BMC or us or the respective subsidiaries of BMC or us effectively to acquire, hold or exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by BMC or us or any of the subsidiaries of BMC or us pursuant to the Offer on all matters properly presented to BladeLogic’s stockholders; or

•	require divestiture by BMC or us or any of the subsidiaries of BMC or us of any Shares;

•	the board of directors of BladeLogic or any committee of the board of directors of BladeLogic must not have either withdrawn or changed in a manner adverse to BMC or us the recommendation of the BladeLogic board of directors that BladeLogic stockholders accept the Offer and tender their Shares in the Offer or proposed publicly to approve, adopt or recommend any Acquisition Proposal, and neither the BladeLogic board of directors nor any committee thereof may have authorized or permitted BladeLogic to enter into a definitive agreement with respect to an alternative acquisition transaction;

•	we, BMC, and BladeLogic must not have reached an agreement to terminate the Offer or the Merger Agreement, and the Merger Agreement must not have been terminated in accordance with its terms;

•	the representations and warranties of BladeLogic in the Merger Agreement must be true and correct except as would not have, and would not reasonably be expected to have, a Seller Material Adverse Effect (as defined in Section 13 — “The Merger Agreement; Other Agreements”), or in some cases in all material respects, as of the expiration of the Offer;

•	BladeLogic must not have either breached or failed to perform in any material respect its obligations, agreements and covenants under the Merger Agreement or must have cured any failure to perform or breach to the good faith satisfaction of BMC; and

•	since March 17, 2008, no change, event, development, circumstance, condition, effect or state of facts may have occurred or become known which has had, or would reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect (as defined in Section 13 — “The Merger Agreement; Other Agreements”).

This is a summary of certain material conditions to the Offer. For a complete description of the conditions to the Offer, see Section 14 — “Conditions of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal, to Computershare Trust Company, N.A., the depositary for the Offer, before the Offer expires. If your Shares are held in street name, your Shares can be tendered by your nominee through the depositary. If you cannot deliver a required item to the depositary by the expiration of the Offer, you may be able to obtain additional time to do so by having a broker, bank or other fiduciary that is a member of the Security Transfer Agent Medallion Signature Program guarantee that the missing items will be received by the depositary within three trading days. However, the depositary must receive the missing items within that three-trading-day period or your Shares will not be validly tendered. See Section 3 — “Procedure for Tendering Shares.”

Can holders of vested stock options participate in the tender offer?

The Offer is only for Shares and not for any options to acquire Shares. If you hold vested but unexercised stock options and you wish to participate in the Offer, you must exercise your stock options in accordance with the terms of the applicable stock option plan, and tender the Shares received upon the exercise in accordance with the terms of the Offer. See Section 3 — “Procedure for Tendering Shares.” If you do not exercise your vested options, each vested option held by you will be cancelled at the effective time of the Merger in exchange for a cash payment in an amount calculated by subtracting the exercise price for such option from the Offer Price and multiplying that sum times the number of shares subject to the option. Such payment will be made within five (5) business days of the effective time of the Merger and will be subject to any applicable withholding taxes. See Section 13 — “Treatment of Options and Restricted Stock.”

How do I withdraw previously tendered Shares?

To withdraw your Shares, you must deliver a written notice of withdrawal, or a manually signed facsimile of one, with the required information to Computershare Trust Company, N.A., the depositary for the Offer, while you still have the right to withdraw the Shares. See Section 4 — “Withdrawal Rights.”

Until what time may I withdraw Shares that I have tendered?

If you tender your Shares, you may withdraw them at any time until the Offer has expired. In addition, if we have not agreed to accept your Shares for payment by May 19, 2008, you may withdraw them at any time until we accept them for payment. This right to withdraw will not apply to any subsequent offering period. See Section 1 — “Terms of the Offer” and Section 4 — “Withdrawal Rights.”

If the Offer is consummated, will BladeLogic continue as a public company?

After completion of the Merger, BMC will own all of the outstanding capital stock of BladeLogic, and BladeLogic’s common stock will no longer be publicly traded. Before the Merger, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly-held Shares that the Shares may no longer be eligible to be traded through the NASDAQ Global Market or any other market or securities exchange, in which event there may not be a public trading market for the Shares. In addition, BladeLogic may cease to make filings with the SEC or otherwise no longer be required to comply with the SEC rules relating to publicly-held companies. After completion of the Offer, BladeLogic will be eligible to elect “controlled company” status for purposes of the applicable NASDAQ Marketplace Rules, which means that BladeLogic would be exempt from the requirement that BladeLogic’s board of directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the Compensation Committee and the Nominating and Corporate Governance Committee of BladeLogic’s board of directors. The controlled company exemption does not modify the independence requirements for the Audit Committee of BladeLogic’s board of directors. See Section 7 — “Effect of the Offer on the Market for the Shares; NASDAQ Global Market Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations.”

Will the Offer be followed by a Merger if all Shares are not tendered in the Offer?

If we accept for payment Shares in the Offer, we are required to merge with and into BladeLogic, subject to the terms and conditions of the Merger Agreement, the requirements of applicable law and BladeLogic’s certificate of incorporation and bylaws, and a vote of BladeLogic’s stockholders, if a vote is required. BladeLogic will be the surviving corporation in the Merger and will become a wholly owned subsidiary of BMC. In the Merger, BladeLogic stockholders who did not tender their Shares will receive $28.00 per share in cash (or any different price per Share that is paid in the Offer) in exchange for their Shares in the Merger, without interest but subject to any applicable tax withholding. If we acquire at least 90% of the issued and outstanding Shares in the Offer, including in any “subsequent offering period” or, after completion of the Offer, upon exercise of the top-up option or through other means, such as open market purchases, we may be able to effect the Merger without convening a meeting of the BladeLogic stockholders. There are no appraisal rights available in connection with the Offer, but stockholders who have not sold their Shares in the Offer will have appraisal rights with respect to the Merger under the applicable provisions of the Delaware General Corporation Law, if those rights are perfected. See the “Introduction” to this Offer to Purchase.

What is the top-up option and when could it be exercised?

If we and BMC do not directly or indirectly own at least 90% of the issued and outstanding Shares after the completion of the Offer, we have the option under the Merger Agreement, subject to limitations, to purchase from BladeLogic a number of additional Shares at a price per Share equal to the price per Share paid in the Offer sufficient to cause us to own one Share more than 90% of the Shares then outstanding, taking into account those shares issued upon the exercise of the top-up option. The purpose of the top-up option is to permit us to complete the Merger without a special meeting of BladeLogic’s stockholders under the “short form” merger provisions of Delaware law. The top-up option is only exercisable if, following our acceptance of shares tendered in the Offer and any subsequent offering periods, we and BMC directly or indirectly own 85% or more of the issued and outstanding Shares. We expect to exercise the top-up option, subject to the foregoing limitation and the other limitations set forth in the Merger Agreement, if we and BMC own less than 90% of the issued and outstanding Shares after the completion of the Offer.

See Section 13 — “The Merger Agreement; Other Agreements” for a more detailed description of the top-up options.

If I decide not to tender, how will the Offer affect my Shares?

If you do not tender your Shares in the Offer and the Merger takes place, your Shares will be cancelled. Unless you exercise appraisal rights under Delaware law, you will receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer. Accordingly, if the Merger takes place, the differences to you between tendering your Shares and not tendering your Shares in the Offer are that if you tender your Shares in the Offer, you will be paid earlier and you will not have appraisal rights under Delaware law. If the Merger does not close immediately after the Offer closes, the number of stockholders and number of Shares that are still in the hands of the public may be so small that there may no longer be a public trading market for the Shares. In addition, if as a result of the purchase of Shares in the Offer, the Shares no longer meet the guidelines for continued listing on the NASDAQ Global Market, the quotation for the Shares on the NASDAQ Global Market may be discontinued and the Shares may not be eligible for listing on any other market or securities exchange. In addition, BladeLogic may also cease making filings with the SEC or otherwise no longer be required to comply with the SEC rules relating to publicly-held companies.

After completion of the Offer, BladeLogic will be eligible to elect “controlled company” status for purposes of the applicable NASDAQ Marketplace Rules, which means that BladeLogic would be exempt from the requirement that BladeLogic’s board of directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the Compensation Committee and the Nominating and Corporate Governance Committee of BladeLogic’s board of directors. The controlled company exemption does not modify the independence requirements for the Audit Committee of BladeLogic’s board of directors. See the “Introduction” to this Offer to Purchase and Section 7 — “Effect of the Offer on the Market for Shares; NASDAQ Global Market Listing and Controlled Company Status; Exchange Act Registration; Margin Regulation.”

What are the material U.S. federal income tax consequences of participating in the Offer?

The receipt by a U.S. holder (as defined in Section 5 — “Material U.S. Federal Income Tax Consequences”) of cash in exchange for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. A U.S. holder who sells Shares pursuant to the Offer generally will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the adjusted tax basis of the Shares and the amount of cash received in exchange therefor (determined before the deduction of any backup withholding tax). See Section 5 — “Material U.S. Federal Income Tax Consequences” for more information, including material U.S. federal income tax consequences of the Offer to non-U.S. holders. You should consult your tax advisor about the tax consequences to you of participating in the Offer in light of your particular circumstances, including the applicability and effect of state, local, foreign and other tax laws.

Who can I talk to if I have questions about the Offer?

You may call MacKenzie Partners, Inc., the information agent for the Offer, at (800) 322-2885 (toll free) or Merrill Lynch & Co., the dealer manager for the Offer, at (877) 653-2948 (toll free). See the back cover of this Offer to Purchase for additional information on how to contact our information agent or dealer manager.

To the Holders of BladeLogic Common Stock:

INTRODUCTION

Bengal Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of BMC Software, Inc., a Delaware corporation (“BMC”), hereby offers to purchase all issued and outstanding shares of common stock, par value $0.001 per share (collectively, the “Shares” and each, a “Share”), of BladeLogic, Inc., a Delaware corporation (“BladeLogic”), at a price of $28.00 per Share, net to the seller in cash, without interest but subject to any applicable tax withholding (such price, or any different price per Share as may be paid in the Offer, is referred to as the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The Offer is being made according to an Agreement and Plan of Merger, dated as of March 17, 2008 (the “Merger Agreement”), by and among BMC, the Purchaser and BladeLogic. Under the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of all of the conditions to the Merger (as defined below), including, if required, a vote of BladeLogic’s stockholders, the Purchaser will be merged with and into BladeLogic, with BladeLogic surviving the Merger as a wholly owned subsidiary of BMC (the “Merger”). At the effective time of the Merger, each Share then outstanding (other than Shares owned by BMC, the Purchaser or their subsidiaries or affiliates, or BladeLogic or by its stockholders who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price in cash, without interest but subject to any applicable tax withholding.

The board of directors of BladeLogic has unanimously: (i) determined that each of the Merger Agreement, the Offer and the Merger are advisable and in the best interests of BladeLogic and its stockholders; (ii) approved the Offer and the Merger in accordance with the DGCL; and (iii) approved the Merger Agreement and recommended that you accept the Offer and tender your Shares.

There is no financing condition to the Offer. The Offer is conditioned on there being validly tendered in the Offer and not withdrawn before the expiration of the Offer, that number of Shares which, when added to any Shares already owned by BMC or any of its controlled subsidiaries, represents at least a majority of the Shares outstanding on a fully diluted basis (which means the total number of outstanding Shares plus the total number of Shares that are issuable upon the conversion or exercise of all BladeLogic stock options and other derivative securities regardless of the conversion or exercise price, vesting schedule or other terms and conditions thereof). The Offer is also subject to the satisfaction of other conditions, including (i) any applicable waiting period or approval under the HSR Act or other applicable foreign statutes or regulations must have expired or terminated or must have been obtained; (ii) there must be no action taken or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, enforced, amended, issued or deemed applicable to the Offer or the Merger (other than the application of the waiting period provisions of the HSR Act or any other Antitrust Laws to the Offer or to the Merger), or any suit, action or proceeding pending by any governmental authority (or any governmental authority that has informed BMC, the Purchaser or BladeLogic or counsel therefor that such governmental authority intends to commence any suit, action or proceeding) against BMC, the Purchaser or BladeLogic or the respective subsidiaries of any of such entities which remains pending wherein an unfavorable injunction, judgment, order, decree or ruling, that in either case, would reasonably be expected to, directly or indirectly (a) make illegal or otherwise prohibit or materially delay consummation of the Offer or the Merger, (b) restrict, prohibit or limit the ownership or operation by BMC or the Purchaser or the subsidiaries of BMC or the Purchaser of all or any significant portion of the business or assets of BladeLogic or any of its subsidiaries or compel BMC or the Purchaser or any of the subsidiaries of BMC or the Purchaser to dispose of or hold separately all or any significant portion of the business or assets of BMC, the Purchaser or BladeLogic or any of the respective subsidiaries of any of such entities, (c) impose material limitations on the ability of BMC or the Purchaser or the respective subsidiaries of BMC or the Purchaser effectively to acquire, hold or exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by BMC or the Purchaser or any of the subsidiaries of BMC or the Purchaser pursuant to the Offer on all matters properly presented to BladeLogic’s stockholders or (d) require divestiture by BMC or the Purchaser or any of the subsidiaries of BMC or the Purchaser of any Shares; (iii) the board of directors of BladeLogic or any committee of the board of directors of BladeLogic must not have either withdrawn or changed in a manner adverse to BMC or the Purchaser the recommendation of the BladeLogic board of directors that BladeLogic stockholders accept the Offer and tender their Shares in the Offer or proposed publicly to approve, adopt or recommend any Acquisition Proposal, and neither the BladeLogic board of directors nor any committee thereof may have authorized or permitted BladeLogic to enter into a definitive agreement with respect to an alternative acquisition transaction; (iv) the Purchaser, BMC, and BladeLogic must not have reached an agreement to terminate the Offer or the Merger Agreement, and the Merger Agreement must not have been terminated in accordance with its terms; (v) the representations and warranties of BladeLogic in the Merger Agreement must be true and correct except as would not have, and would not reasonably be expected to have, a Seller Material Adverse Effect (as defined in Section 13 — “The Merger Agreement; Other Agreements”), or in some cases in all material respects, as of the expiration of the Offer; (vi) BladeLogic must not have either breached or failed to perform in any material respect its obligations, agreements and covenants under the Merger Agreement or must have cured any failure to perform or breach to the good faith satisfaction of BMC; (vii) since March 17, 2008, no change, event, development, circumstance, condition, effect or state of facts may have occurred or become known which has had, or would reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect (as defined in Section 13 — “The Merger Agreement; Other Agreements”); and (viii) satisfaction of certain other conditions as set forth in this Offer to Purchase in Section 14 — “Conditions of the Offer.”

BladeLogic has informed the Purchaser that, as of March 16, 2008, (i) 27,985,733 Shares were issued and outstanding and (ii) 3,681,196 Shares were reserved for issuance under BladeLogic’s incentive plans, of which 3,681,196 Shares were subject to outstanding BladeLogic stock options. Based upon the foregoing, as of March 16, 2008, the Minimum Condition would be satisfied if 15,833,465 Shares were validly tendered and not properly withdrawn in the Offer. If the Minimum Condition is satisfied and the Purchaser accepts for payment and pays for the Shares tendered in the Offer, the Purchaser will be able to designate directors constituting a majority of BladeLogic’s board of directors. See Section 12 — “Purpose of the Offer; Plans for BladeLogic; Other Matters” and Section 13 — “The Merger Agreement; Other Agreements.”

Dev Ittycheria, Vijay Manwani, John J. Gavin, Jr., John McMahon, Steven C. Walske, Edwin J. Gillis, Robert P. Goodman, Peter Gyenes, R. David Tabors, Mark Terbeek, Bessemer Venture Partners V L.P., Bessec Ventures V L.P., BVE 2001 LLC, BVE 2001 (Q) LLC, BIP 2001 L.P., Battery Ventures VI, L.P., Battery Investment Partners VI, LLC, MK Capital SBIC, L.P., MK Capital, L.P., MK Bladelogic, LLC, and Myriad Investments, LLC have entered into a tender and support agreement with BMC and the Purchaser, dated March 17, 2008, which requires, among other things, that the stockholders irrevocably tender their Shares in the Offer. The stockholders may only withdraw their Shares from the Offer if the tender and support agreement is terminated in accordance with its terms, including if the Merger Agreement is terminated. The tender and support agreement also requires that the stockholders irrevocably tender any Shares acquired after March 17, 2008, including upon the exercise of options to acquire Shares or otherwise. The stockholders that have entered into the tender and support agreement own, in the aggregate, and assuming the full exercise of any options held by any of such stockholders, 10,720,082 Shares, representing approximately 38.3% of the outstanding Shares, as of March 16, 2008. See Section 13 — “The Merger Agreement; Other Agreements.”

BMC is expected to enter into employment compensation, severance or other employee benefits arrangements with BladeLogic’s executive officers and certain other key employees. The specific terms of these compensation arrangements have not been agreed. See Section 13 — “The Merger Agreement; Other Agreements.”

Completion of the Merger is subject to certain conditions, including the approval of the Merger Agreement by the holders of a majority of the outstanding Shares, if required by applicable law. If BMC, the Purchaser and their subsidiaries and affiliates hold, in the aggregate, at least 90% of the issued and outstanding Shares after completion of the Offer, including any “subsequent offering period,” the Purchaser is required to merge with and into BladeLogic under the “short form” merger provisions of the Delaware General Corporation Law (the “DGCL”) without prior notice to, or any action by, any other stockholder of BladeLogic. See Section 12 — “Purpose of the Offer; Plans for BladeLogic; Other Matters.” Under the Merger Agreement, if the Purchaser and BMC do not directly or indirectly own sufficient Shares in the Offer to complete the Merger under the “short form” merger provisions of the DGCL, the Purchaser has the option, subject to limitations, to purchase from BladeLogic a number of additional Shares at a price per Share equal to the Offer Price sufficient to cause the Purchaser to own one Share more than 90% of the Shares then outstanding, taking into account those shares issued upon the exercise of the option. This option is referred to as the “Top-Up Option.” The exercise price for the Top-Up Option is to be paid by cash or by issuance by Purchaser to BladeLogic of a promissory note on terms reasonably acceptable to Purchaser and BladeLogic. Pursuant to the terms of the Merger Agreement, the top-up option is only exercisable if, following the Purchaser’s acceptance of Shares tendered in the Offer and any subsequent offering periods, the Purchaser and BMC directly or indirectly own 85% or more of the issued and outstanding Shares. The Purchaser expects to exercise the Top-Up Option, subject to the foregoing limitations and the other limitations set forth in the Merger Agreement, if the Purchaser and BMC own less than 90% of the issued and outstanding Shares after the completion of the Offer. The Purchaser could also acquire additional Shares after completion of the Offer through other means, such as open market purchases. In any event, if BMC, the Purchaser and their subsidiaries and affiliates acquire, in the aggregate, at least 90% of the issued and outstanding Shares entitled to vote on the adoption of the Merger Agreement, the Purchaser will effect the Merger under the “short form” merger provisions of the DGCL. Stockholders who have not sold their Shares in the Offer will have certain appraisal rights with respect to the

Merger under the applicable provisions of the DGCL, if those rights are perfected. See Section 12 — “Purpose of the Offer; Plans for BladeLogic; Other Matters.” The Merger Agreement is described in Section 13 — “The Merger Agreement; Other Agreements.”

The material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger are described in Section 5 — “Material U.S. Federal Income Tax Consequences.”

The Offer is made only for Shares and is not made for any options to acquire Shares. Holders of vested but unexercised options to purchase Shares may exercise such options in accordance with the terms of the applicable option plan and tender some or all of the Shares issued upon such exercise. The tax consequences to holders of options of exercising those securities are not described under Section 5 — “Material U.S. Federal Income Tax Consequences.” Holders of options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their options.

Tendering stockholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares in the Offer. The Purchaser will pay all fees and expenses incurred in connection with the Offer by Computershare Trust Company, N.A., which is acting as the depositary for the Offer (the “Depositary”), MacKenzie Partners, Inc., which is acting as the information agent for the Offer (the “Information Agent”), and Merrill Lynch & Co., which is acting as the dealer manager for the Offer (the “Dealer Manager”). See Section 16 — “Fees and Expenses.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay $28.00 per Share, net to the seller in cash, without interest but subject to any applicable tax withholding, for all Shares validly tendered before the Expiration Date and not properly withdrawn in accordance with Section 4 — “Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, Boston, Massachusetts time, on THURSDAY, April 17, 2008, unless and until, in accordance with the terms of the Merger Agreement and applicable law, the Purchaser extends the period of time for which the Offer is open, in which case the term “Expiration Date” means the latest time and date at which the Offer, as so extended by the Purchaser, expires.

Subject to the terms of the Merger Agreement and applicable law, the Purchaser may, without BladeLogic’s consent, extend the Offer by giving oral or written notice of the extension to the Depositary and publicly announcing such extension by issuing a press release no later than 9:00 a.m., Boston, Massachusetts time, on the next business day after the Expiration Date. The Purchaser is required by the Merger Agreement to extend the Offer:

•	to the extent required by applicable laws or interpretations of the SEC or its staff;

•	on one or more occasions for a total of an additional thirty (30) calendar days, if, at the scheduled expiration of the initial offering period on Thursday, April 17, 2008, all the conditions to the Offer other than the Minimum Condition have been satisfied;

•	from time to time until the expiration or termination of the waiting period under the HSR Act or any material foreign statutes or regulations applicable to the Offer or the Merger if, at any scheduled expiration of the Offer, the waiting period under the HSR Act or such other material applicable foreign statutes or regulations have not expired or been terminated; and

•	from time to time until the earlier of five business days after the time any of the conditions described in this paragraph no longer exist or such time at which any of the matters described in this paragraph become final and nonappealable, if, at any scheduled expiration of the Offer, there has been any action taken or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, enforced, amended, issued or deemed applicable to the Offer or the Merger (other than the application of the waiting period provisions of the HSR Act or any other Antitrust Laws the Offer or to the Merger), or any suit, action or proceeding is pending by any governmental authority of competent jurisdiction (or any governmental authority of competent jurisdiction has informed BMC, the Purchaser or BladeLogic or counsel therefor that such governmental authority intends to commence any suit, action or proceeding) against BMC, the Purchaser or BladeLogic or the respective subsidiaries of any of such entities which remains pending wherein an unfavorable injunction, judgment, order, decree or ruling, that in either case, would reasonably be expected to, directly or indirectly:

•	make illegal or otherwise prohibit or materially delay consummation of the Offer or the Merger;

•	restrict, prohibit or limit the ownership or operation by BMC or the Purchaser or the subsidiaries of BMC or the Purchaser of all or any significant portion of the business or assets of BladeLogic or any of its subsidiaries or compel BMC or the Purchaser or any of the subsidiaries of BMC or the Purchaser to dispose of or hold separately all or any significant portion of the business or assets of BMC, the Purchaser or BladeLogic or any of the respective subsidiaries of any of such entities;

•	impose material limitations on the ability of BMC or the Purchaser or the respective subsidiaries of BMC or the Purchaser effectively to acquire, hold or exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by BMC or the Purchaser or any of the subsidiaries of BMC or the Purchaser pursuant to the Offer on all matters properly presented to BladeLogic’s stockholders; or

•	require divestiture by BMC or the Purchaser or any of the subsidiaries of BMC or the Purchaser of any Shares.

Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for the Shares.

If, at the Expiration Date, all of the conditions to the Offer have been satisfied or waived, the Purchaser will accept for payment and promptly pay for Shares tendered and not properly withdrawn in the Offer. After acceptance for payment of Shares in the Offer, if BMC, the Purchaser and their subsidiaries and affiliates do not hold, in the aggregate, at least 90% of the issued and outstanding Shares to permit the Purchaser to complete the Merger under the “short form” merger provisions of the DGCL, then the Purchaser is permitted to provide a subsequent offering period of at least three but no more than 20 business days in accordance with Rule 14d-11 under the Exchange Act (a “Subsequent Offering Period”).

The Subsequent Offering Period would be an additional period of time following the Expiration Date during which stockholders could tender Shares not tendered in the Offer and receive the Offer Price. During the Subsequent Offering Period, if any, the Purchaser will immediately accept for payment and promptly pay for Shares as they are tendered, and tendering stockholders will not have withdrawal rights. Additionally, during the Subsequent Offering Period, if any, for Shares to be validly tendered, the Depositary must receive the required documents and certificates as set forth in the related Letter of Transmittal — stockholders will not be permitted to tender Shares by means of guaranteed delivery during a Subsequent Offering Period. The Purchaser cannot provide a Subsequent Offering Period unless it announces the results of the Offer no later than 9:00 a.m., Boston, Massachusetts time, on the next business day after the Expiration Date and immediately begin the Subsequent Offering Period. Although the Purchaser reserves its right to provide a Subsequent Offering Period, the Purchaser does not currently intend to provide a Subsequent Offering Period.

There is no financing condition to the Offer. The Offer is conditioned on there being validly tendered in the Offer and not withdrawn before the expiration of the Offer, that number of Shares which, when added to any Shares already owned by BMC or any of its controlled subsidiaries, represents at least a majority of the Shares outstanding on a fully diluted basis (which means the total number of outstanding Shares plus the total number of Shares that are issuable upon the conversion or exercise of all BladeLogic stock options and other derivative securities regardless of the conversion or exercise price, vesting schedule or other terms and conditions thereof) (the “Minimum Condition”). The Offer is also subject to the satisfaction of other conditions, including (i) any applicable waiting period or approval under the HSR Act or other applicable foreign statutes or regulations must have expired or terminated or must have been obtained; (ii) there must be no action taken or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, enforced, amended, issued or deemed applicable to the Offer or the Merger (other than the application of the waiting period provisions of the HSR Act or any other Antitrust Laws to the Offer or to the Merger), or any suit, action or proceeding pending by any governmental authority (or any governmental authority that has informed BMC, the Purchaser or BladeLogic or counsel therefor that such governmental authority intends to commence any suit, action or proceeding) against BMC, the Purchaser or BladeLogic or the respective subsidiaries of any of such entities which remains pending wherein an unfavorable injunction, judgment, order, decree or ruling, that in either case, would reasonably be expected to, directly or indirectly (a) make illegal or otherwise prohibit or materially delay consummation of the Offer or the Merger, (b) restrict, prohibit or limit the ownership or operation by BMC or the Purchaser or the subsidiaries of BMC or the Purchaser of all or any significant portion of the business or assets of BladeLogic or any of its subsidiaries or compel BMC or the Purchaser or any of the subsidiaries of BMC or the Purchaser to dispose of or hold separately all or any significant portion of the business or assets of BMC, the Purchaser or BladeLogic or any of the respective subsidiaries of any of such entities, (c) impose material limitations on the ability of BMC or the Purchaser or the respective subsidiaries of BMC or the Purchaser effectively to acquire, hold or exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by BMC or the Purchaser or any of the subsidiaries of BMC or the Purchaser pursuant to the Offer on all matters properly presented to BladeLogic’s stockholders or (d) require divestiture by BMC or the Purchaser or any of the subsidiaries of BMC or the Purchaser of any Shares; (iii) the board of directors of BladeLogic or any committee of the board of directors of BladeLogic must not have either withdrawn or changed in a manner adverse to BMC or the Purchaser the recommendation of the BladeLogic board of directors that BladeLogic stockholders accept the Offer and tender their Shares in the Offer or proposed publicly to approve, adopt or recommend any Acquisition Proposal, and neither the BladeLogic board of directors nor any committee thereof may have authorized or permitted BladeLogic to enter into a definitive agreement with respect to an alternative acquisition transaction; (iv) the Purchaser, BMC, and BladeLogic must not have reached an agreement to terminate the Offer or the Merger Agreement, and the Merger Agreement must not have been terminated in accordance with its terms; (v) the representations and warranties of BladeLogic in the Merger Agreement must be true and correct except as would not have, and would not reasonably be expected to have, a Seller Material Adverse Effect (as defined in Section 13 — “The Merger Agreement; Other Agreements”), or in some cases in all material respects, as of the expiration of the Offer; (vi) BladeLogic must not have either breached or failed to perform in any material respect its obligations, agreements and covenants under the Merger Agreement or must have cured any failure to perform or breach to the good faith satisfaction of BMC; (vii) since March 17, 2008, no change, event, development, circumstance, condition, effect or state of facts may have occurred or become known which has had, or would reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect (as defined in Section 13 — “The Merger Agreement; Other Agreements”); and (viii) satisfaction of certain other conditions as set forth in this Offer to Purchase in Section 14 — “Conditions of the Offer.”

Subject to the terms of the Merger Agreement, the Purchaser may, at any time and from time to time before the Expiration Date, increase the Offer Price or make any other changes to the terms of the Offer, or waive any condition to the Offer, by giving oral or written notice of such change or waiver to the Depositary, except that, without the prior written consent of BladeLogic, the Purchaser may not:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	amend or waive the Minimum Condition;

•	decrease the number of Shares to be purchased in the Offer; or

•	impose additional conditions to the Offer other than or in addition to the conditions described in Section 14 — “Conditions of the Offer” or amend any other term of the Offer in any manner adverse to the stockholders of BladeLogic.

Subject to the Purchaser’s obligation to extend the Offer as described above, if by 12:00 midnight, Boston, Massachusetts time, on Thursday, April 17, 2008 (or any other time or date subsequently set as the Expiration Date), any or all of the conditions to the Offer have not been satisfied or waived, the Purchaser may, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC:

•	terminate the Offer, not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders;

•	waive any of the unsatisfied conditions of the Offer other than the Minimum Condition and, subject to complying with the rules and regulations of the SEC applicable to the Offer, accept for payment and pay for all Shares validly tendered and not properly withdrawn before the Expiration Date;

•	extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is open or extended; or

•	amend or make modifications to the Offer.

If the Purchaser extends the Offer, or if the Purchaser is delayed in its payment for Shares or is unable to pay for Shares in the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer and subject to applicable law and the rules and regulations of the SEC, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights.” The ability of the Purchaser to delay payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited promptly after the termination or withdrawal of the Offer.

Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement consistent with the requirements of the SEC, the announcement in the case of an extension to be issued no later than 9:00 a.m., Boston, Massachusetts time, on the next business day after the previously scheduled Expiration Date, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of the Shares). Without limiting the obligation of the Purchaser under such rules or the manner in which the Purchaser may choose to make any public announcement, the Purchaser currently intends to make announcements by issuing a press release.

If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the materiality of the changed terms or information. The Purchaser understands the SEC’s view to be that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders and, if material changes are made with respect to information not materially less significant than the offer price and the number of shares being sought, a minimum of 10 business days may be required to allow adequate dissemination and investor response. A change in price or a change in percentage of securities sought generally requires an offer remain open for a minimum of 10 business days from the date the change is first published, sent or given to security holders. The requirement to extend an offer does not apply to the extent that the number of business days remaining between the occurrence of the change and the then scheduled expiration date equals or exceeds the minimum extension period that would be required because of such amendment. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

BladeLogic has agreed to provide the Purchaser with BladeLogic’s stockholder lists and security position listings for the purpose of disseminating this Offer to Purchase (and related documents) to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed by or on behalf of the Purchaser to record holders of Shares and will be furnished by or on behalf of the Purchaser to brokers, dealers, commercial banks, trust companies, and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and provided that the Offer has not been terminated as described in Section 1 — “Terms of the Offer,” the Purchaser will accept for payment and promptly pay for all Shares validly tendered before the Expiration Date and not properly withdrawn in accordance with Section 4 — “Withdrawal Rights.” If the Purchaser provides a Subsequent Offering Period, the Purchaser will immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. See Section 1 — “Terms of the Offer.” For a description of the Purchaser’s rights and obligations to extend or terminate the Offer and not accept for payment or pay for Shares, or to delay acceptance for payment or payment for Shares, see Section 1 — “Terms of the Offer.”

In all cases, payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	the certificates for the Shares, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees; or

•	in the case of a transfer effected under the book-entry transfer procedures described in Section 3 — “Procedure for Tendering Shares,” a Book-Entry Confirmation and either a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message as described in Section 3 — “Procedure for Tendering Shares”; and

•	any other documents required by the Letter of Transmittal.

The Offer Price paid to any holder of Shares for Shares tendered in the Offer will be the highest per Share consideration paid to any other holder of Shares for Shares tendered in the Offer.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to the Purchaser and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of the Shares in the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment in the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on the Offer Price to be paid by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

If any tendered Shares are not accepted for payment for any reason, certificates representing unpurchased Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, according to the procedures set forth in Section 3 — “Procedure for Tendering Shares,” the Depositary will notify the Book-Entry Transfer Facility of the Purchaser’s decision not to accept the Shares and the Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly after the expiration or termination of the Offer.

If the Purchaser is delayed in its acceptance for payment or payment for Shares or is unable to accept for payment or pay for Shares in the Offer, then, without prejudice to the Purchaser’s rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act) the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and the Shares may not be withdrawn except to the extent tendering stockholders are entitled to do so as described in Section 4 — “Withdrawal Rights.” See Section 15 — “Certain Legal Matters.”

The Purchaser and BMC reserve the right to transfer or assign to any direct or indirect wholly owned subsidiary of BMC any of their rights and obligations under the Merger Agreement (including the right to purchase Shares in the Offer), but only to the extent that the Purchaser or BMC, as applicable, agree to remain liable for such subsidiary’s performance of the obligations under the Merger Agreement.

3.	Procedure for Tendering Shares

Valid Tender.  A stockholder must follow one of the following procedures to validly tender Shares in the Offer:

•	for Shares held as physical certificates, the certificates for tendered Shares, a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase before the Expiration Date (unless the tender is made during a Subsequent Offering Period, if one is provided, in which case the Shares, the Letter of Transmittal and other documents must be received before the expiration of the Subsequent Offering Period);

•	for Shares held in book-entry form, either a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase, and such Shares must be delivered according to the book-entry transfer procedures described below under “— Book-Entry Transfer” and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case before the Expiration Date (unless the tender is made during a Subsequent Offering Period, if one is provided, in which case the Shares, the Letter of Transmittal or an Agent’s Message, and other documents must be received before the expiration of the Subsequent Offering Period); or

•	the tendering stockholder must comply with the guaranteed delivery procedures described below under “— Guaranteed Delivery” before the Expiration Date.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer.  The Depositary has agreed to establish an account or accounts with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date (except with respect to a Subsequent Offering Period, if one is provided, in which case the Shares, the Letter of Transmittal or an Agent’s Message, and other documents must be received before the expiration of the Subsequent Offering Period), or the tendering stockholder must comply with the guaranteed delivery procedures described under “— Guaranteed Delivery” for a valid tender of Shares by book-entry transfer. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to in this Offer to Purchase as a “Book-Entry Confirmation.”

The term “Agent’s Message” means a message, transmitted through electronic means by the Book-Entry Transfer Facility in accordance with the normal procedures of the Book-Entry Transfer Facility and the Depositary to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office. For Shares to be validly tendered during any Subsequent Offering Period, the tendering stockholder must comply with the foregoing procedures, except that the required documents and certificates must be received before the expiration of the Subsequent Offering Period. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal:

•	if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3 includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•	if Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Signature Program or other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”).

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If a Share certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share certificate not tendered or not accepted for payment is to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered Share certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders appear on the Share certificate, with the signature or signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

Guaranteed Delivery.  If a stockholder desires to tender Shares in the Offer and the Share certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary before the Expiration Date, the stockholder’s tender may still be effected if all the following conditions are met:

•	the tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary, as provided below, before the Expiration Date; and

•	the Share certificates (or a Book-Entry Confirmation), in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of the Notice of Guaranteed Delivery. A “trading day” is any day on which quotations are available for shares listed on the NASDAQ Global Market.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail (or if sent by a Book-Entry Transfer Facility, a message transmitted through electronic means in accordance with the usual procedures of the Book-Entry Transfer Facility and the Depositary; provided, however, that if the notice is sent by a Book-Entry Transfer Facility through electronic means, it must state that the Book-Entry Transfer Facility has received an express acknowledgment from the participant on whose behalf the notice is given that the participant has received and agrees to become bound by the form of the notice) to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery made available by the Purchaser. During the Subsequent Offering Period, if any, for Shares to be validly tendered, the Depositary must receive the required documents and certificates as set forth in the related Letter of Transmittal — stockholders will not be permitted to tender Shares by means of guaranteed delivery during a Subsequent Offering Period.

Other Requirements.  Payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	Share certificates (or a timely Book-Entry Confirmation);

•	properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal); and

•	any other documents required by the Letter of Transmittal.

Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment.

Appointment as Proxy.  By executing the Letter of Transmittal (or a facsimile thereof or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder’s agents and attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser (and with respect to any and all other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). When the appointment of the proxy becomes effective, the designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any special meeting in connection with the Merger and, to the extent permitted by applicable law and BladeLogic’s certificate of incorporation and bylaws, any other annual, special or adjourned meeting of BladeLogic’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, for Shares to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of BladeLogic stockholders.

Options.  The Offer is made only for Shares and is not made for any options to acquire Shares. Holders of vested but unexercised options to purchase Shares may participate in the Offer only if they first exercise their options in accordance with the terms of the applicable option plan and tender some or all of the Shares issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Date to assure the holder of such options that the holder will have sufficient time to comply with the procedures for tendering Shares described in this Section. Otherwise, each vested and unexercised option will be cancelled at the effective time of the Merger in exchange for a cash payment in an amount calculated by subtracting the exercise price for such option from the Offer Price and multiplying that sum times the number of shares subject to the option. Such payment will be made within five (5) business days of the effective time of the Merger and will be subject to any applicable withholding taxes. See Section 13 — “Treatment of Options and Restricted Stock.”

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares, including questions as to the proper completion or execution of any Letter of Transmittal (or facsimile thereof), Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any certificate of Shares, shall be resolved by the Purchaser, in its sole discretion, whose determination shall be final and binding. The Purchaser shall have the absolute right to determine whether to reject any or all tenders not in proper or complete form or to waive any irregularities or conditions, and the Purchaser’s interpretation of the Offer, the Offer to Purchase, the Letter of Transmittal and the instructions thereto and the Notice of Guaranteed Delivery (including the determination of whether any tender is complete and proper) shall be final and binding. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, BMC, the Depositary, the Information Agent, the Dealer Manager, BladeLogic or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. No alternative, conditional or contingent tenders will be accepted and no fractional Shares will be purchased.

Backup Withholding.  To avoid backup withholding of U.S. federal income tax on payments made in the Offer, each tendering U.S. holder should complete and return the IRS Form W-9 included in the Letter of Transmittal. Tendering non-U.S. holders should complete and submit IRS Form W-8BEN (or other applicable IRS Form W-8), which can be obtained from the Depositary or at www.irs.gov. For an explanation of the terms “U.S. holder” and “non-U.S. holder” and a more detailed discussion of backup withholding, see Section 5 — “Material U.S. Federal Income Tax Consequences.”

Tender Constitutes Binding Agreement.  The Purchaser’s acceptance for payment of Shares validly tendered according to any of the procedures described above and in the Instructions to the Letter of Transmittal will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms and conditions of such extension or amendment).

4.	Withdrawal Rights

Except as provided in this Section 4, or as provided by applicable law, tenders of Shares are irrevocable.

Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time before the Expiration Date and, unless theretofore accepted for payment and paid for by the Purchaser in the Offer, may also be withdrawn at any time after May 19, 2008.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered according to the procedures for book-entry transfer as set forth in Section 3 — “Procedure for Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3 — “Procedure for Tendering Shares” at any time before the Expiration Date.

No withdrawal rights will apply to Shares tendered in a Subsequent Offering Period under Rule 14d-11 of the Exchange Act, and no withdrawal rights apply during a Subsequent Offering Period under Rule 14d-11 with respect to Shares tendered in the Offer and previously accepted for payment. See Section 1 — “Terms of the Offer.”

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. None of the Purchaser, BMC, the Depositary, the Information Agent, the Dealer Manager, BladeLogic or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method for delivery of any documents related to a withdrawal is at the risk of the withdrawing stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

5.	Material U.S. Federal Income Tax Consequences

The following discussion summarizes the material U.S. federal income tax consequences expected to result to the holders of Shares whose Shares are sold in the Offer or converted to cash in the Merger. This discussion is not a complete analysis of all potential U.S. federal income tax consequences, nor does it address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, which is referred to as the “Code,” Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, all as in effect as of the date of this Offer to Purchase. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court.

This discussion is limited to holders who hold Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a holder in light of the holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including without limitation, expatriates and certain former citizens or long-term residents of the United States, partnerships and other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and persons holding Shares as part of a hedge, straddle or other risk reduction strategy or as part of a hedging or conversion transaction or other integrated investment. This discussion also does not address the U.S. federal income tax consequence to holders of Shares who acquired their Shares through stock option or stock purchase plan programs or in other compensatory arrangements, or those who exercise appraisal rights under the DGCL.

WE URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL TAX CONSEQUENCES OF THE OFFER AND THE MERGER IN RESPECT OF YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS.

As used in this discussion, a U.S. holder is any beneficial owner of Shares who is treated for U.S. federal income tax purposes as:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (i) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control or (ii) has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

A non-U.S. holder is any beneficial owner of Shares who is not a U.S. holder for U.S. federal income tax purposes.

U.S. Holders

Effect of the Offer and the Merger.  The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder who receives cash in exchange for Shares in the Offer or the Merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the holder’s adjusted tax basis in the Shares surrendered. Any such gain or loss would be long-term capital gain or loss if the holding period for the Shares exceeded one year. Long-term capital gains of noncorporate taxpayers are generally taxable at a reduced rate. The deductibility of capital losses is subject to limitations. Gain or loss must be calculated separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) exchanged for cash in the Offer or the Merger.

Information Reporting and Backup Withholding.  Payments made to U.S. holders in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%). To avoid backup withholding, U.S. holders that do not otherwise establish an exemption should complete and return the IRS Form W-9 included in the Letter of Transmittal, certifying that such holder is a U.S. person, the taxpayer identification number provided is correct, and such holder is not subject to backup withholding. Certain holders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. U.S. holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

Non-U.S. Holders

Effect of the Offer and the Merger.  A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the receipt of cash for Shares in the Offer or the Merger unless:

•	the holder is an individual who was present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met;

•	the gain is effectively connected with the holder’s conduct of a trade or business in the United States, and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the holder in the United States; or

•	BladeLogic is or has been a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of the Shares or the period that the non-U.S. holder held Shares.

Gains described in the first bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate, but may be offset by U.S. source capital losses. Unless a tax treaty provides otherwise, gain described in the second bullet point above will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a 30% branch profits tax (or applicable lower treaty rate). Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.

With respect to the third bullet point, in general, a corporation is a USRPHC if the fair market value of its “United States real property interests” (as defined in the Code and applicable Treasury regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. There can be no assurance that BladeLogic does not currently constitute or will not become a USRPHC. However, since the Shares are regularly traded on an established securities market (within the meaning of applicable Treasury regulations), in the event BladeLogic constitutes a USRPHC, any gain realized on the receipt of cash for Shares in the Offer or the Merger generally will be subject to U.S. federal income tax only if the non-U.S. Holder owns (actually or constructively) more than five percent of the Shares. Non-U.S. Holders owning (actually or constructively) more than five percent of the Shares should consult their own tax advisors regarding the U.S. federal income tax consequences of the Offer and the Merger.

Information Reporting and Backup Withholding.  Payments made to non-U.S. holders in the Offer and the Merger may be subject to information reporting and backup withholding (currently at a rate of 28%). Non-U.S. holders can avoid backup withholding by providing the Depositary with a properly executed IRS Form W-8BEN (or other applicable IRS Form W-8) certifying the holder’s non-U.S. status or by otherwise establishing an exemption. Backup withholding is not an additional tax. Non-U.S. holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

6.	Price Range of the Shares; Dividends on the Shares

The Shares have been listed and traded on the NASDAQ Global Market under the symbol “BLOG” since BladeLogic’s initial public offering on July 25, 2007. Prior to that time there was no public market for the Shares. The following table sets forth, for each of the periods indicated, the high and low reported sales price for the Shares on the NASDAQ Global Market since BladeLogic’s initial public offering on July 25, 2007, based on published financial sources.

	High	Low

Fiscal Year Ended September 30, 2007
Fourth Quarter (commencing on July 25, 2007)*	$27.29	$19.86
Fiscal Year Ending September 30, 2008
First Quarter	$31.05	$22.34
Second Quarter (through March 17, 2008)	$29.02	$16.09

*	Initial public offering price on July 25, 2007 was $17.00

On March 14, 2008, the last full trading day before public announcement of the execution of the Merger Agreement, the closing price reported on the NASDAQ Global Market was $23.61 per share. On March 20, 2008, the last full trading day before the commencement of the Offer, the closing price reported on the NASDAQ Global Market was $27.81 per share. Stockholders are urged to obtain a current market quotation for the Shares.

The Purchaser has been advised that BladeLogic has never declared or paid a cash dividend with respect to the Shares. The Merger Agreement provides that, without BMC’s written consent, from the date of the Merger Agreement until the effective time of the Merger, BladeLogic may not declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock. BladeLogic is not expected to declare or pay cash dividends after completion of the Offer.

7.	Effect of the Offer on the Market for the Shares; NASDAQ Global Market Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations

Market for the Shares.  The purchase of Shares in the Offer will reduce the number of Shares that might otherwise trade publicly. As a result, the purchase of Shares in the Offer could adversely affect the liquidity and market value of the remaining Shares held by the public. Neither BMC nor the Purchaser can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

NASDAQ Global Market Listing and Controlled Company Status.  Depending upon the number of Shares purchased in the Offer, the Shares may no longer meet the published guidelines for continued listing on the NASDAQ Global Market. According to the published guidelines, the Shares would only meet the criteria for continued listing on the NASDAQ Global Market if, among other things,

(i) there were at least 400 round lot holders, (ii) the minimum bid price for the Shares was at least $1 per share and (iii) either:

•	there were at least two market makers for the Shares, the number of publicly-held Shares (excluding Shares held by officers, directors, and other beneficial owners of 10% or more, such as held by BMC upon completion of the Offer) was at least 750,000, the market value of such publicly-held Shares was at least $5 million, and stockholders’ equity was at least $10 million; or

•	there were at least four market makers for the Shares, the number of publicly-held Shares (excluding Shares held by officers, directors, and other beneficial owners of 10% or more, such as held by BMC upon completion of the Offer) was at least 1.1 million, the market value of such publicly-held Shares was at least $15 million, and the market value of the Shares was at least $50 million or the total assets and total revenue were at least $50 million.

If, as a result of the purchase of Shares in the Offer, the Shares no longer meet these standards, the quotations for the Shares on NASDAQ Global Market could be discontinued. In this event, the market for the Shares would likely be adversely affected.

If the NASDAQ Global Market ceases to publish quotations for the Shares, it is possible that the Shares would continue to trade on another market or securities exchange or in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly-held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors.

After completion of the Offer, BladeLogic will be eligible to elect “controlled company” status pursuant to Rule 4350(c)(5) of the NASDAQ Marketplace Rules, which means that BladeLogic would be exempt from the requirement that BladeLogic’s board of directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the Compensation Committee and the Nominating and Corporate Governance Committee of BladeLogic’s board of directors. The controlled company exemption does not modify the independence requirements for the Audit Committee of BladeLogic’s board of directors. BladeLogic will be eligible to elect “controlled company” status following completion of the Offer.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. The purchase of the Shares in the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application of BladeLogic to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of Shares.

Termination of registration of the Shares under the Exchange Act, assuming there are no other securities of BladeLogic subject to registration, would substantially reduce the information required to be furnished by BladeLogic to its stockholders and would make certain provisions of the Exchange Act no longer applicable to BladeLogic, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) or 14(c) in connection with stockholders’ meetings and the related requirement to furnish an annual report to stockholders. Furthermore, the ability of “affiliates” of BladeLogic and persons holding “restricted securities” of BladeLogic to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended, could be impaired or eliminated. The Purchaser expects BladeLogic will apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer if the requirements for such termination are met.

Margin Regulations.  The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of Shares for the purpose of buying, carrying or trading in securities. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, after completion of the Offer, the Shares would no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act is terminated, the Shares would no longer constitute “margin securities.”

8.	Certain Information Concerning BladeLogic

BladeLogic, Inc.  BladeLogic is a Delaware corporation with its principal executive offices at 10 Maguire Road, Building 3, Lexington, Massachusetts. The telephone number of BladeLogic at such office is (781) 257-3500. According to its Annual Report on Form 10-K for the fiscal year ended September 30, 2007, BladeLogic is a provider of leading data center automation software to enterprises, service providers, government agencies and other organizations in North America, Europe and Asia. Its products and services enable organizations of any size to address the full lifecycle of data center management using one integrated solution for provisioning, change, administration and compliance across complex, distributed server and application environments.

Available Information.  BladeLogic is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning BladeLogic’s directors and officers, their remuneration, options, stock appreciation rights, performance awards, deferred stock and restricted stock granted to them, the principal holders of BladeLogic’s securities and any material interests of such persons in transactions with BladeLogic is required to be disclosed in proxy statements distributed to BladeLogic’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information relating to BladeLogic that have been filed via the EDGAR system.

None of BMC, the Purchaser, the Dealer Manager, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning BladeLogic provided by BladeLogic or contained in the periodic reports, documents and records referred to herein or for any failure by BladeLogic to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to such person.

Certain Projections.  In connection with its quarterly earnings releases, BladeLogic provides projections with respect to current quarter and current fiscal year revenue and earnings per share. BladeLogic’s management from time to time has prepared internal financial forecasts regarding its future operations for subsequent fiscal years. Before entering into the Merger Agreement, representatives of BMC and the Purchaser conducted a due diligence review of BladeLogic, and in connection with this review, BMC and the Purchaser received limited forward-looking information regarding BladeLogic’s internal financial forecasts of its anticipated future operations for the fiscal years 2008 through 2010. BladeLogic has advised BMC and the Purchaser of certain assumptions, risks and limitations relating to these projections, as described below. A summary of these internal financial forecasts is set forth below.

PROJECTED FINANCIAL INFORMATION

	Fiscal Year Ended September 30
	2008	2009	2010
	(In thousands)

Revenue	$94,154	$140,775	$203,925
Earnings before interest and taxes(1)	1,615	5,611	13,749

(1)	Excludes stock-based compensation and other one-time items.

BladeLogic has advised BMC and the Purchaser that the projections were not prepared with a view toward public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. Furthermore, the projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, or “GAAP,” and BladeLogic’s independent auditors have not examined, compiled or otherwise applied procedures to the projections and accordingly assume no responsibility for them.

The summary of these internal financial forecasts is not being included in this Offer to Purchase to influence a decision whether to tender Shares in the Offer, but because these internal financial forecasts were made available by BladeLogic to BMC. These financial projections were prepared by, and are the responsibility of, BladeLogic’s management. Inclusion of the financial projections herein shall not be deemed an admission or representation by BladeLogic, BMC, or the Purchaser that they are viewed by BladeLogic, BMC, or the Purchaser as material information of BladeLogic.

The projections also reflect numerous assumptions made by the management of BladeLogic, including assumptions with respect to industry performance, the market for BladeLogic’s existing and new products and services, BladeLogic’s ability to successfully negotiate acquisitions, general business, economic, market and financial conditions and other matters, all of which are difficult to predict, many of which are beyond BladeLogic’s control and none of which were subject to approval by BMC or the Purchaser. Financial projections cover multiple years and such information by its nature becomes less reliable with each successive year. These projections do not give effect to the Offer or the Merger, or any alterations that BMC’s management or board of directors may make to BladeLogic’s operations or strategy after the completion of the Offer. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized.

It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections due to numerous risks and uncertainties, including, but not limited to:

•	the ability of BladeLogic to develop and to introduce new products or enhancements and fixes to existing products;

•	the risk that the marketplace for BladeLogic’s products will not grow as rapidly as BladeLogic anticipates;

•	the ability to successfully manage costs in future periods;

•	increased competition in the market for BladeLogic’s products;

•	the ability to attract and retain key sales, management and technical personnel;

•	protection of its intellectual property and other proprietary rights;

•	adverse regulatory or legal actions;

•	ability to successfully maintain effective internal controls;

•	adverse reactions to the Offer by customers, suppliers and strategic partners; and

•	other risks and uncertainties described in reports filed by BladeLogic with the SEC under the Exchange Act, including without limitation under the heading “Risk Factors” in BladeLogic’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007.

All projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in BladeLogic’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007 and Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2007.

The inclusion of the projections in this Offer to Purchase should not be regarded as an indication that any of BMC, the Purchaser, BladeLogic or their respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. None of BMC, the Purchaser, BladeLogic or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of BladeLogic compared to the information contained in the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

Stockholders are cautioned not to place undue reliance on the projections included in this Offer to Purchase.

9.	Certain Information Concerning BMC and the Purchaser

BMC and the Purchaser.  BMC Software, Inc. is a Delaware corporation. BMC is one of the world’s largest software vendors. It provides software solutions that empower companies to manage their information technology infrastructure from a business perspective and its extensive portfolio of software solutions spans enterprise systems, applications, databases and service management.

BMC’s legal name as specified in its certificate of incorporation is BMC Software, Inc. BMC’s business address is 2101 CityWest Boulevard, Houston, Texas 77042. The telephone number at such office is (713) 918-8800.

The Purchaser is a Delaware corporation that was recently formed at the direction of BMC for the purpose of effecting the Offer and the Merger. The Purchaser is wholly owned by BMC. Until immediately before the time the Purchaser purchases Shares in the Offer, it is not anticipated that the Purchaser will have any significant assets or liabilities or engage in any activities other than those incidental to the Offer and the Merger. The Purchaser’s principal executive offices are located at 2101 CityWest Boulevard, Houston, Texas 77042. The telephone number of the Purchaser at that office is (713) 918-8800.

The name, citizenship, business address, current principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser and BMC are set forth in Schedule I hereto.

Except as described in this Offer to Purchase or Schedule I to this Offer to Purchase, (i) neither BMC nor the Purchaser, nor any of the persons listed in Schedule I or any associate or other majority-owned subsidiary of BMC or the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of BladeLogic and (ii) neither BMC nor the Purchaser, nor any of the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of BladeLogic during the past 60 days.

Except as set forth in this Offer to Purchase, neither BMC nor the Purchaser, nor any of the persons listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with BladeLogic or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, during the past two years there have been no negotiations, transactions or material contacts between BMC or any of its subsidiaries (including the Purchaser) or any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and BladeLogic or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of BMC or the Purchaser or the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of BMC or the Purchaser or the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information.  Pursuant to Rule 14d-3 under the Exchange Act, BMC and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. BMC is subject to the information filing requirements of the Exchange Act, and, in accordance therewith, is obligated to file certain reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning BMC’s directors and officers, their remuneration, options, stock appreciation rights, performance awards, deferred stock and restricted stock granted to them, the principal holders of BMC’s securities and any material interest of such persons in transaction with BMC is required to be disclosed in proxy statements distributed to BMC’s stockholders and filed with the SEC. Such reports, proxy statement and other information filed by BMC and the Purchaser with the SEC, as well as the Schedule TO and the exhibits thereto, may be inspected at the SEC’s public reference library at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F. Street, N.E., Washington D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information relating to BMC that have been filed with the SEC via the EDGAR system, including the Schedule TO and exhibits thereto.

10.	Source and Amount of Funds

Completion of the Offer is not conditioned upon obtaining financing. BMC and the Purchaser estimate that the total funds required to complete the Offer and the Merger will be approximately $835 million, net of cash acquired, plus any related transaction fees and expenses. The Purchaser will acquire these funds from BMC, which anticipates obtaining the funds from a combination of cash on its balance sheet and future debt, although no definitive arrangements have been entered into with respect to such future debt. Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares and there is no financing condition to the completion of the Offer, the financial condition of the Purchaser and BMC is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

11.	Background of the Offer; Past Contacts; Negotiations and Transactions

BMC regularly evaluates different strategies to improve its competitive position and enhance stockholder value, including opportunities for acquisitions of other companies or their assets. As part of such evaluation process, on April 24, 2007, members of BMC’s management gave a presentation to the BMC board of directors regarding potential candidates for a strategic transaction in the datacenter automation market, including BladeLogic.

On July 17, 2007, BMC acquired RealOps, Inc. (“RealOps”), a provider of run-book automation software. BladeLogic and RealOps had a pre-existing OEM contract (entered into on June 29, 2006) whereby BladeLogic had the right to license RealOps’ technology for resale to its customers and paid RealOps royalty fees (the “RealOps OEM Agreement”). Following the acquisition by BMC of RealOps, in late July or early August 2007, Mr. Robert Beauchamp, President and Chief Executive Officer of BMC, and Mr. Dev Ittycheria, President and Chief Executive Officer of BladeLogic, had a phone conversation regarding the continuation of the RealOps OEM Agreement. Mr. Beauchamp and Mr. Ittycheria agreed to continue the RealOps OEM Agreement and the companies’ commercial relationship.

During the first few weeks of February 2008, the senior management team of BMC analyzed the potential benefits to BMC of a potential acquisition of BladeLogic and, as a result of such analysis, determined that the acquisition of BladeLogic had potentially significant benefits for BMC, and moreover, that it was possible that BladeLogic could be acquired at a cost in a price range that would be acceptable to BMC.

On February 20, 2008, members of BMC’s management participated in a meeting via teleconference with the mergers and acquisitions committee of the BMC board of directors (the “M&A Committee”) to discuss the possibility of making a nonbinding proposal to acquire BladeLogic. The M&A Committee authorized BMC’s management to send BladeLogic a non-binding indication of interest to acquire BladeLogic for $25.00 per share.

The same day, a BMC representative faxed a letter to Mr. Ittycheria containing BMC’s non-binding indication of interest to acquire BladeLogic for $25.00 per share. Afterwards, Mr. Beauchamp telephoned Mr. Ittycheria and discussed the content of the letter and the basis for the proposal.

On February 21, 2008, Mr. Beauchamp had a follow-up telephone conversation with Mr. Ittycheria in which Mr. Beauchamp expressed BMC’s interest in acquiring BladeLogic, and the parties generally discussed the process such an acquisition would entail.

On February 24, 2008, a representative from Morgan Stanley, financial advisor to BladeLogic, communicated via telephone to Mr. Stephen Solcher, Senior Vice President and Chief Financial Officer of BMC, that the BladeLogic board of directors had met and determined that it was interested in pursuing a possible sale of BladeLogic, but that BladeLogic intended to contact other potentially interested parties as part of any sale process.

Later that day, Mr. Beauchamp sent Mr. Ittycheria a suggested timeline for a potential acquisition of BladeLogic by BMC via email.

On February 25, 2008, Morgan Stanley spoke with a representative from Merrill Lynch & Co. (“Merrill Lynch”), BMC’s financial advisor, in response to Mr. Beauchamp’s prior email, and reiterated that BladeLogic intended to contact other potentially interested parties as part of any sale process.

On February 27, 2008, Mr. Beauchamp and Mr. Ittycheria met for dinner in Las Vegas following an industry conference that they both attended and discussed the possible acquisition of BladeLogic by BMC, the process by which such a transaction might take place, and the role of BladeLogic’s management team with BMC should such an acquisition occur.

On March 2, 2008, BMC and BladeLogic executed the Nondisclosure Agreement.

On March 3, 2008, members of BMC’s management participated in a meeting with the M&A Committee via teleconference to update the M&A Committee on BMC’s discussions with BladeLogic and BladeLogic’s decision to contact other potentially interested parties as part of any sale process.

Beginning on March 3, 2008 and continuing throughout the negotiation process, BladeLogic made available to BMC and its representatives an electronic data room containing due diligence materials regarding BladeLogic.

On March 4, 2008, BladeLogic’s legal counsel, Goodwin Procter LLP, delivered an initial draft of the Merger Agreement to BMC’s legal counsel, Latham & Watkins LLP.

On March 5 and 6, 2008, certain members of BMC’s management, accompanied by representatives of Merrill Lynch, met with BladeLogic’s management team and advisors in Boston at the offices of Goodwin Procter for the purposes of conducting due diligence on BladeLogic.

On March 5, 2008, representatives of BMC and BladeLogic met over dinner in Boston and discussed, among other things, the potential benefits of the potential transaction for the stockholders of both companies.

On March 8, 2008, Morgan Stanley sent to Mr. Solcher a process letter which indicated that potential bidders, including BMC, should be required to submit their proposed offer to acquire BladeLogic at 5:00 p.m. Eastern time, on Monday, March 18, 2008.

On March 10, 2008, members of BMC’s management met with the M&A Committee to give it an update on the progress of due diligence and the expected process.

On March 10, 2008, Morgan Stanley spoke to Merrill Lynch and indicated that the sales process timeline might be accelerated. Later that evening, Morgan Stanley confirmed to Merrill Lynch that the sales process had been accelerated due to the recent increase in the market stock price of BladeLogic. A new due date for bids, Friday, March 14, 2008 at 5:00 p.m. Eastern time, was established.

On March 12, 2008, a small team of BMC’s management, accompanied by representatives of Merrill Lynch, visited with BladeLogic’s management at the offices of Goodwin Procter to conduct additional due diligence.

On the same day, members of BMC’s management delivered materials to the BMC board of directors in anticipation of a board of directors meeting scheduled for Friday, March 14, 2008. These materials included background materials on the transaction, a copy of the draft Merger Agreement marked to show changes to the document BMC intended to negotiate, financial valuation information and proposed board resolutions.

On March 14, 2008, the M&A Committee met via teleconference and reviewed the proposed transaction including the materials submitted to the board of directors of BMC, discussed bidding strategy and tactics with management and representatives of Merrill Lynch, discussed the terms of the draft Merger Agreement with representatives of Latham & Watkins LLP, and adopted resolutions to recommend the transaction to the full board of directors, provided that the final price fell within a certain range.

Following the meeting of the M&A Committee, the BMC board of directors met via teleconference to review the proposed transaction with BMC senior management. This meeting was also attended by representatives of Merrill Lynch and Latham & Watkins LLP. After a full meeting and discussion, the board of directors adopted a series of resolutions authorizing management to make an offer to acquire BladeLogic for a price per share within a certain range, approving the transaction on the terms set forth in the draft Merger Agreement, subject to such modifications as may be negotiated by BMC senior management, and authorizing management to complete the transaction.

On March 14, 2008, BMC submitted a written non-binding proposal to acquire BladeLogic on the terms set forth in a mark-up of the draft Merger Agreement that accompanied BMC’s written proposal, at a price per Share of $27.00.

Following submission of the letter and the mark-up of the draft Merger Agreement, Merrill Lynch telephoned Morgan Stanley and discussed the BMC offer and the sale process.

Later that evening Morgan Stanley telephoned Merrill Lynch to make a counter-offer that stated that, in response to BMC’s request for exclusivity, BladeLogic would grant exclusivity to BMC until the morning of

March 18, 2008 if BMC would raise its offer to $29.00 per Share and agree to concede certain issues raised by the BMC mark-up of the Merger Agreement.

Following the call between Morgan Stanley and Merrill Lynch, members of BMC management met telephonically with representatives of Merrill Lynch and Latham & Watkins LLP to discuss the BladeLogic counter-offer. BMC management determined that Mr. Solcher would call Morgan Stanley to negotiate a final offer price.

Mr. Solcher then telephoned Morgan Stanley to discuss BMC’s offer price and certain issues raised by the BMC mark-up of the Merger Agreement. Morgan Stanley represented that BladeLogic would enter into a period of exclusive negotiations with BMC through the morning of March 18, 2008 if BMC were to raise its offer price to $28.00 per Share. Mr. Solcher affirmed that BMC would be agreeable to a $28.00 per Share offer price, which was a price within the range previously approved by the board of directors of BMC.

Immediately following this telephone call, BMC and BladeLogic signed an exclusivity agreement giving BMC exclusive negotiation rights through and until 8:00 a.m. Eastern time, on Tuesday, March 18, 2008.

On March 15 and 16, 2008, attorneys for both BMC and BladeLogic negotiated the outstanding terms of the Merger Agreement.

On March 16, 2008, members of BMC management held an informational teleconference with its board of directors to update the BMC board of directors on the status of the transaction and to inform the BMC board of directors that BMC management anticipated finalizing negotiations on the Merger Agreement and announcing the proposed transaction by the morning of Monday, March 17, 2008.

Early in the morning of March 17, 2008, certain stockholders of BladeLogic, as well as BMC and the Purchaser, executed and delivered the tender and support agreements, and BMC, the Purchaser and BladeLogic executed and delivered the Merger Agreement.

On March 17, 2008, before the start of trading on the NASDAQ Global Market, BMC issued a press release announcing the definitive agreement and BMC’s intent to acquire, via a tender offer, the shares of BladeLogic for $28.00 per Share.

On March 21, 2008, the Purchaser commenced the Offer.

12.	Purpose of the Offer; Plans for BladeLogic; Other Matters

Purpose of the Offer.  The purpose of the Offer is to enable the Purchaser to acquire control of, and the entire equity interest in, BladeLogic. The Offer is being made according to the Merger Agreement and is intended to increase the likelihood that the Merger will be effected and reduce the time required for stockholders to receive the transaction consideration and to complete the acquisition of BladeLogic. The purpose of the Merger is to acquire all issued and outstanding Shares not purchased in the Offer. The transaction structure includes the Merger to ensure the acquisition of all issued and outstanding Shares.

If the Merger is completed, BMC will own 100% of the equity interests in BladeLogic and will be entitled to all of the benefits resulting from that interest. These benefits include complete control of BladeLogic and entitlement to any increase in its value. Similarly, BMC would also bear the risk of any losses incurred in the operation of BladeLogic and any decrease in the value of BladeLogic.

BladeLogic stockholders who sell their Shares in the Offer will cease to have any equity interest in BladeLogic and to participate in any future growth in BladeLogic. If the Merger is completed, the current stockholders of BladeLogic will no longer have an equity interest in BladeLogic and instead will have only the right to receive cash consideration according to the Merger Agreement or, to the extent stockholders are entitled to and properly exercise appraisal rights under the DGCL, the amounts to which such stockholders may become entitled under the DGCL. See Section 13 — “The Merger Agreement; Other Agreements.” Similarly, the current stockholders of BladeLogic will not bear the risk of any decrease in the value of BladeLogic after selling their Shares in the Offer or the Merger.

Plans for BladeLogic.  Except as disclosed in this Offer to Purchase, BMC and the Purchaser does not have any present plan or proposal that would result in the acquisition by any person of additional securities of BladeLogic, the disposition of securities of BladeLogic, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving BladeLogic or its subsidiaries, or the sale or transfer of a material amount of assets of BladeLogic or its subsidiaries. After the purchase of the Shares in the Offer, the Purchaser will be entitled to appoint its representatives to the board of directors of BladeLogic in proportion to its ownership of the outstanding Shares, as described below under the caption “BladeLogic’s Board of Directors” in Section 13 — “The Merger Agreement; Other Agreements.” After completion of the Offer, BladeLogic will be a subsidiary of the Purchaser, which is a wholly owned subsidiary of BMC. After completion of the Offer and the Merger, the reconstituted BladeLogic board of directors expects to work with BladeLogic’s management to evaluate and review BladeLogic and its business, assets, corporate structure, operations, properties and strategic alternatives, and to integrate BladeLogic into BMC’s business units and market units. As a result of this review and integration, it is possible that the Purchaser and, after completion of the Offer and the Merger, the reconstituted BladeLogic board of directors, could implement changes to BladeLogic’s business or capitalization that could involve consolidating and streamlining certain operations and reorganizing or disposing of other businesses and operations. The Purchaser and, after completion of the Offer and the Merger, the reconstituted BladeLogic board of directors, reserve the right to change their plans and intentions at any time, as deemed appropriate.

After completion or termination of the Offer, the Purchaser may seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon terms and at prices as it determines, which may be more or less than the price paid in the Offer. If the Purchaser does not acquire sufficient Shares in the Offer, including any Subsequent Offering Period, to complete the Merger under the “short form” provisions of the DGCL, the Purchaser expects to acquire additional Shares by exercising the Top-Up Option, subject to the limitations set forth in the Merger Agreement.

No Vote Required for Tender.  Under the DGCL, the approval of the board of directors of the Purchaser and BladeLogic is required for approval of the Merger Agreement and the completion of the Merger, and the affirmative vote of the holders of a majority of the voting power of the outstanding Shares is required to adopt and approve the Merger Agreement and the Merger, unless the “short form” merger procedure described below is available. BladeLogic has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by BladeLogic and the completion by BladeLogic of the transactions contemplated by the Merger Agreement have been duly and validly authorized by all necessary corporate action on the part of BladeLogic, subject to the approval of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares, if required in accordance with the DGCL. BladeLogic has further represented that the approval described in the preceding sentence is the only stockholder vote required to adopt and approve the Merger Agreement and complete the Merger. After the Purchaser accepts for payment and pays for Shares validly tendered in the Offer, and after the expiration of any Subsequent Offering Period, BladeLogic has agreed, if necessary, to set a record date for, call and give notice of a special meeting of its stockholders to consider and take action upon the Merger Agreement. The special meeting would be held as promptly as practicable after the Purchaser accepts for payment and pays for Shares validly tendered in the Offer, and after the expiration of any Subsequent Offering Period. BMC has agreed to vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of BMC’s other subsidiaries and affiliates in favor of the adoption of the Merger Agreement.

Short Form Merger.  Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class and series of a subsidiary corporation, the BMC corporation may merge the subsidiary corporation into itself or into another such subsidiary or merge itself into the subsidiary corporation, in each case, without the approval of the board of directors or the stockholders of the subsidiary corporation (such merger, a “Short Form Merger”). In the event that BMC, the Purchaser and their subsidiaries and affiliates acquire in the aggregate at least 90% of each class and series of capital stock of BladeLogic in the Offer, in a Subsequent Offering Period or otherwise (and including as a result of its exercise of the Top-Up Option), then the Purchaser will cause the Short Form Merger to be effected without a meeting of the stockholders of BladeLogic, subject to compliance with the provisions of Section 253 of the DGCL. If the Purchaser does not acquire sufficient Shares in the Offer, including any Subsequent Offering Period, to complete a Short Form Merger, the Purchaser expects to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, to purchase a number of Shares required to complete a Short Form Merger, taking into account the Shares issued upon exercise of the Top-Up Option. The Purchaser could also seek to purchase additional Shares in the open market or otherwise to permit it to complete a Short Form Merger. The Merger Agreement provides that BMC will take all actions necessary or appropriate to effect a Short Form Merger if permitted to do so under the DGCL.

Going Private Transactions.  The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not then held by it. The Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following completion of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 would otherwise require, among other things, that certain financial information concerning BladeLogic and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders before completion of a transaction.

Appraisal Rights.  Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger (including the Short Form Merger) is consummated, holders of the Shares immediately prior to the effective time of the Merger will have certain rights under the provisions of Section 262 of the DGCL, including the right to dissent from the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Dissenting BladeLogic stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

The foregoing summary of the rights of stockholders seeking appraisal rights under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL and is qualified in its entirety by reference to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such holder will only be entitled to receive the price per Share to be paid in the Merger, without interest but subject to any applicable tax withholding.

13.	The Merger Agreement; Other Agreements

Merger Agreement

The following summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which is incorporated herein by reference. BMC and the Purchaser have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 9 — “Certain Information Concerning BMC and the Purchaser.” Stockholders and other interested parties should read the Merger Agreement in its entirety for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Merger Agreement.

The Offer.

The Merger Agreement provides that the Purchaser will commence the Offer as promptly as practicable (and in any event no later than March 26, 2008) after the execution of the Merger Agreement, and that, subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 14 — “Conditions of the Offer,” BMC will cause the Purchaser to accept for payment and (after giving effect to any required withholding tax) pay for all Shares validly tendered and not withdrawn in the Offer promptly after the expiration of the Offer.

BMC and the Purchaser expressly reserved the right to increase the Offer Price or to make any other changes in the terms of the Offer, except that without BladeLogic’s prior written approval the Purchaser is not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) waive or amend the Minimum Condition, (iv) decrease the number of Shares to be purchased in the Offer (v) impose additional conditions to the Offer, or (vi) amend any other term in the Offer in any manner adverse to BladeLogic Stockholders.

Subject to the terms of the Merger Agreement and applicable law, the Purchaser may, without BladeLogic’s consent, extend the Offer by giving oral or written notice of the extension to the Depositary and publicly announcing such extension by issuing a press release no later than 9:00 a.m., Boston, Massachusetts time, on the next business day after the Expiration Date. The Purchaser is required by the Merger Agreement to extend the Offer:

•	to the extent required by applicable laws or interpretations of the SEC or its staff;

•	on one or more occasions for a total of an additional thirty (30) calendar days, if, at the scheduled expiration of the initial offering period on Thursday, April 17, 2008, all the conditions to the Offer other than the Minimum Condition have been satisfied;

•	from time to time until the expiration or termination of the waiting period under the HSR Act or any material foreign statutes or regulations applicable to the Offer or the Merger if, at any scheduled expiration of the Offer, the waiting period under the HSR Act or such other material applicable foreign statutes or regulations have not expired or been terminated; and

•	from time to time until the earlier of five business days after the time any of the conditions described in this paragraph no longer exist or such time at which any of the matters described in this paragraph become final and nonappealable, if, at any scheduled expiration of the Offer, there is any action taken or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, enforced, amended, issued or deemed applicable to the Offer or the Merger (other than the application of the waiting period provisions of the HSR Act or any other Antitrust Laws to the Offer or to the Merger), or any suit, action or proceeding is pending by any governmental authority of competent jurisdiction (or any governmental authority of competent jurisdiction has informed BMC, the Purchaser or BladeLogic or counsel therefor that such governmental authority intends to commence any suit, action or proceeding) against BMC, the Purchaser or BladeLogic or the respective subsidiaries of any of such entities that, in either case, would reasonably be expected to directly or indirectly:

•	make illegal or otherwise prohibit or materially delay consummation of the Offer or the Merger;

•	restrict, prohibit or limit the ownership or operation by BMC or the Purchaser or the subsidiaries of BMC or the Purchaser of all or any significant portion of the business or assets of BladeLogic or any of its subsidiaries or compel BMC or the Purchaser or any of the subsidiaries of BMC or the Purchaser to dispose of or hold separately all or any significant portion of the business or assets of BMC, the Purchaser or BladeLogic or any of the respective subsidiaries of any of such entities;

•	impose material limitations on the ability of BMC or the Purchaser or the respective subsidiaries of BMC or the Purchaser effectively to acquire, hold or exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by BMC or the Purchaser or any of the subsidiaries of BMC or the Purchaser pursuant to the Offer on all matters properly presented to BladeLogic’s stockholders; or

•	require divestiture by BMC or the Purchaser or any of the subsidiaries of BMC or the Purchaser of any Shares.

Subsequent Offering Period.  The Purchaser may, in its discretion, elect to provide a subsequent offering period in accordance with Rule 14d-11 under the Exchange Act following its acceptance for payment of Shares in the Offer. The subsequent offering period may be between three and 20 business days in the aggregate, including any extensions. Although the Purchaser reserves its right to provide a subsequent offering period, the Purchaser does not currently intend to provide a subsequent offering period. During the subsequent offering period, if the Purchaser provides one, you would be permitted to tender, but not withdraw, your Shares and receive $28.00 per Share, net to you in cash, without interest but subject to any applicable tax withholding.

BladeLogic’s Board of Directors.  Under the Merger Agreement, promptly upon acceptance for payment of such number of Shares validly tendered in the Offer that represents at least a majority of the then-outstanding Shares, the Purchaser is entitled to designate a number of directors, rounded up to the next whole number, to the board of directors of BladeLogic that is equal to the total number of directors on BladeLogic’s board of directors multiplied by the percentage that the Shares beneficially owned by BMC, or any of its affiliates, in the aggregate, bears to the total number of Shares then outstanding. At the Purchaser’s request, BladeLogic will promptly take all actions necessary to cause the Purchaser’s designees to be elected to BladeLogic’s board of directors (including, if necessary, seeking the resignations of one or more existing directors or increasing the size of BladeLogic’s board of directors). Notwithstanding the foregoing, the Purchaser will be entitled to designate at least a majority of the directors on BladeLogic’s board of directors (as long as the Purchaser and its affiliates beneficially own a majority of the outstanding shares). Prior to the effective time of the Merger, BladeLogic’s board of directors will always have at least two members who are not officers, directors, employees or designees of the Purchaser or any of its affiliates (“Purchaser Insiders”). If one of the directors who is not a Purchaser Insider leaves the board prior to the completion of the Merger, the remaining director who is not a Purchaser Insider will be entitled to designate a person to fill such vacancy with a new director who is not a Purchaser Insider.

BladeLogic, after affording BMC a reasonable opportunity to review and comment:

•	will file with the SEC and mail to holders of the Shares, as promptly as practicable on the date of the filing by BMC and the Purchaser of the Schedule TO, a Solicitation/Recommendation Statement on Schedule 14D-9 reflecting, subject to BladeLogic’s obligations under Delaware law with respect to a Superior Offer, the recommendation of the board of directors of BladeLogic that holders of the Shares tender their Shares pursuant to the Offer; and

•	will disseminate the Schedule 14D-9 as required by Rule 14d-9 promulgated under the Exchange Act.

Top-Up Option.  Pursuant to the Merger Agreement, BladeLogic granted to the Purchaser an irrevocable option (the “Top-Up Option”) to purchase a number of Shares, at a price per share equal to the Offer Price that, when added to the number of Shares owned by BMC, the Purchaser and their subsidiaries and affiliates at the time of such exercise, will constitute one Share more than 90% of the Shares then outstanding on a fully diluted basis (after giving effect to the Top-Up Option). The Top-Up Option is not exercisable unless immediately after such exercise and the issuance of Shares pursuant to the Top-Up Option, BMC, the Purchaser and their respective subsidiaries and affiliates would hold, in the aggregate, at least 90% of the Shares then-outstanding. The Top-Up Option is not exercisable for a number of Shares in excess of BladeLogic’s total authorized and unissued Shares. The Top-Up Option is not exercisable unless, following the time of acceptance by the Purchaser of Shares tendered in the Offer or after a subsequent offering period, 85% or more of the Shares are directly or indirectly owned, in the aggregate, by BMC, the Purchaser and their respective subsidiaries and affiliates. Unless a law or other legal impediment prohibits the exercise of the Top-Up Option or the issuance of Shares pursuant thereto, the Purchaser may exercise the Top-Up Option at any one time after the Purchaser accepts for payment and pays for Shares validly tendered in the Offer. The Purchaser may not exercise the Top-Up Option after the completion of the Merger, or after the termination of the Merger Agreement pursuant to its terms.

The Merger.  The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the effective time of the Merger:

•	the Purchaser will be merged with and into BladeLogic and, as a result of the Merger, the separate corporate existence of the Purchaser will cease;

•	BladeLogic will be the surviving corporation in the Merger (the “Surviving Corporation”) and will continue to be governed by the DGCL;

•	the separate corporate existence of BladeLogic, with all its rights, privileges, immunities, powers and franchises, will continue unaffected by the Merger;

•	the certificate of incorporation and bylaws of the Surviving Company will be amended to be identical to the certificate of incorporation and bylaws of the Purchaser in effect immediately prior to the completion of the Merger; and

•	the directors and officers of the Purchaser immediately prior to the effective time of the Merger will become the directors and officers of the Surviving Corporation.

The obligations of BMC and the Purchaser, on the one hand, and BladeLogic, on the other hand, to complete the Merger are subject to the satisfaction of the following conditions:

•	the Merger Agreement having been adopted and approved by the holders of a majority of the then-outstanding Shares, if required by applicable law;

•	the Purchaser having accepted for payment, or caused to be accepted for payment, all Shares validly tendered and not withdrawn in the Offer, including in any Subsequent Offering Period provided by the Purchaser;

•	all regulatory approvals required to consummate the transactions contemplated by the Merger Agreement, having been obtained and having remained in full force and effect, and all statutory waiting periods applicable to the Merger having expired or having been terminated; and

•	no order, injunction, judgment, ruling or decree having been issued by any court or agency of competent jurisdiction or any government authority or other legal restraint or prohibition preventing the consummation of the Merger being in effect and no statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated, deemed applicable to the Merger, or enforced by any governmental authority which prohibits, or makes illegal, consummation of the Merger.

The conditions to completion of the Merger may be waived in whole or in part by BMC, the Purchaser or BladeLogic, as the case may be, to the extent permitted by applicable law.

Conversion of Capital Stock.  At the effective time of the Merger, by virtue of the Merger:

•	each issued and outstanding share of the Purchaser’s common stock will be converted into and become one fully paid and nonassessable share of common stock, par value of $0.001 per share, of the Surviving Corporation;

•	all of the Shares that are owned by BladeLogic or by any wholly owned subsidiary of BladeLogic, and any of the Shares owned by BMC or the Purchaser or by any wholly owned subsidiary of BMC or the Purchaser immediately before the effective time of the Merger, will be cancelled and will cease to exist and no consideration will be delivered in exchange therefor; and

•	each issued and outstanding Share (other than Shares to be cancelled in accordance with the preceding bullet point and other than Shares held by a holder who exercises appraisal rights with respect to the Shares) will be converted into the right to receive the Offer Price in cash.

After the effective time of the Merger, the Shares will no longer be outstanding and will cease to exist, and each holder of a certificate representing Shares will cease to have any rights with respect to the Shares, except the right to receive the Offer Price in cash, without interest but subject to any applicable tax withholding, upon the surrender of such certificate. BladeLogic has agreed to refrain from any stock split, reverse stock split, stock or cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or similar change with respect to the Shares that occurs prior to the effective time of the Merger. On or prior to the effective time of the Merger, BMC will deposit, or cause to be deposited with the paying agent for the Merger the aggregate consideration to be paid to holders of Shares in the Merger.

Treatment of Options and Restricted Stock.

Notwithstanding the conversion of common stock described in the above section titled “— Conversion of Capital Stock,” the Offer Price payable on each outstanding Share that is subject to a substantial risk of forfeiture immediately prior to the effective time of the Merger will remain subject to the restrictions and vesting schedule applicable to such Shares immediately prior to the effective time of the Merger. Therefore, the Offer Price payable in exchange for the restricted Shares issued and outstanding immediately prior to the effective time of the Merger will become payable by BMC on the date that such Shares of restricted stock would have vested under the applicable vesting schedule, subject to acceleration upon certain terminations of employment as described below. Any repurchase or similar rights held by BladeLogic with respect to restricted Shares will be assigned to BMC in the Merger.

Certain options to purchase Shares will be cancelled and extinguished immediately prior to the effective time of the Merger. The options that will be cancelled include:

•	options held by a person who is not an employee or service provider of BMC, the Surviving Corporation or any other subsidiary of BMC immediately after the effective time of the Merger;

•	options that are outstanding and vested and exercisable (after taking into account the effect of any accelerated vesting under the Merger Agreement or any other applicable contract or arrangement) immediately prior to the effective time of the Merger;

•	options that have an exercise price that is equal to or greater than the per share Offer Price; or

•	options that are subject to the laws of a non-U.S. jurisdiction and/or held by an employee located in a non-U.S. jurisdiction and which BMC reasonably determines may not be assumed by BMC under applicable legal requirements of the relevant non-U.S. jurisdiction or under the generally applicable policies and practices of BMC with respect to the grant of equity awards in such jurisdiction, provided, that the option will be accelerated in full so that it is fully vested and exercisable immediately prior to the effective time of the Merger, subject to any applicable tax withholding.

Each cancelled stock option that is vested as of immediately prior to the effective time of the Merger (after giving effect to any vesting acceleration in connection with the Merger) will automatically be converted into the right to receive an amount in cash equal to the product obtained by multiplying (x) the aggregate number of Shares that were issuable upon exercise of such cancelled stock option immediately prior to the effective time of the Merger and (y) the Offer Price less the per share exercise price of such cancelled stock option. BMC will, or will cause the Surviving Corporation to, pay to holders of cancelled stock options the consideration described in the preceding sentence as soon as practicable following the effective time of the Merger and in any event within five (5) business days thereof.

Except as provided in the preceding paragraph, each unvested option to purchase Shares that is outstanding as of immediately prior to the effective time of the Merger, will automatically be converted into an unvested option to purchase BMC common stock upon the consummation of the Merger. The number of shares of BMC common stock subject to the BMC options will be determined by multiplying the number of Shares previously subject to the underlying BladeLogic option immediately before the effective time of the Merger by the Offer Price, and dividing that sum by the average closing price of BMC common stock over the five trading days ending two days before the effective time of the Merger (the Offer Price divided by such average closing price, the “Conversion Ratio”). The exercise price of the BMC options will similarly be adjusted by dividing the exercise price of BladeLogic options by the Conversion Ratio. Except as described in the following paragraph, the BMC options will have the same vesting and termination provisions that existed prior to the Merger when they were BladeLogic options.

In addition, BladeLogic will amend each option to be assumed and each restricted stock grant to provide that in the event the holder of such option or restricted stock is terminated by BMC or any of its subsidiaries without cause or if the holder resigns from BMC or any of its subsidiaries for good reason, in each case, within 12 months following the effective time of the Merger, the options and/or restricted stock will fully vest and, if applicable, become exercisable, subject, in some cases, to the holder executing and not revoking a general release of all claims against BMC, its subsidiaries and its affiliates. Certain of BladeLogic’s executive officers have similar option and restricted stock acceleration in their individual change in control agreements. Pursuant to the terms of these change in control agreements, those executive officers are also entitled to additional vesting at the effective time of the merger in an amount equal to the greater of (a) 25% of the unvested Shares subject to the option or restricted stock or (b) the number of Shares that would otherwise vest over six months.

Stockholders’ Meeting; Merger Without a Meeting of Stockholders.  If the adoption of the Merger Agreement by the holders of the Shares is required by applicable law in order to consummate the Merger, BladeLogic has agreed, acting through its board of directors, to:

•	duly set a record date for, call, give notice of, convene and hold a special meeting of its stockholders (the “Special Meeting”) as soon as practicable following the acceptance for payment of and payment for Shares by the Purchaser pursuant to the Offer and the expiration of any subsequent offering period for the sole purpose of obtaining the approval of the holders of Shares of the adoption and approval of the Merger Agreement in accordance with the DGCL;

•	prepare and file with the SEC a preliminary proxy statement relating to the Merger Agreement, and use its reasonable efforts (x) to obtain and furnish the information required to be included by the SEC in the definitive proxy statement (the “Proxy Statement”) and, after consultation with BMC, to respond promptly to any comments made by the SEC with respect to the preliminary proxy statement and cause the Proxy Statement to be mailed to its stockholders, and (y) to obtain the necessary adoption and approval of the Merger Agreement by its stockholders;

•	subject to the fiduciary duties of the board of directors of BladeLogic, include in the Proxy Statement the recommendations that the holders of Shares vote in favor of the adoption and approval of the Merger Agreement; and

•	include in the Proxy Statement the opinion of Morgan Stanley, financial advisor to BladeLogic, regarding the fairness of the Merger to the holders of the Shares.

The Merger Agreement provides that BMC and the Purchaser will vote, or cause to be voted, all of the Shares then owned by them or any of their subsidiaries and affiliates in favor of the adoption and approval of the Merger Agreement.

Notwithstanding the requirements in connection with a Special Meeting, in the event that the Purchaser acquires at least 90% of the outstanding Shares pursuant to the Offer or otherwise, the Purchaser, BMC and BladeLogic agree to take all necessary and appropriate action to cause the Merger to become effective without a meeting of the stockholders of BladeLogic as soon as practicable after the Purchaser acquires at least 90% of the Shares, in accordance with Section 253 of the DGCL.

Representations and Warranties.  The Merger Agreement contains representations and warranties made by BladeLogic to BMC and the Purchaser and representations and warranties made by BMC and the Purchaser to BladeLogic. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact. For the foregoing reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information.

In the Merger Agreement, BMC and the Purchaser have made customary representations and warranties to BladeLogic with respect to, among other things:

•	corporate matters, such as organization, standing, power and authority;

•	consents, approvals and no violations of laws, governance documents or agreements;

•	authorization of the Merger Agreement and the transactions contemplated thereby;

•	broker’s fees;

•	absence of legal proceedings;

•	available funds of BMC;

•	BMC’s agreement to obtain approval of its Compensation Committee of certain payments to be made to holders of the Shares as compensation for future services to be performed (or to be refrained from performing) and of the arrangements pursuant to which such payments will be made; and

•	the accuracy of information contained in this Offer to Purchase, BladeLogic’s Solicitation/Recommendation Statement filed on Schedule 14D-9, and any proxy statement relating to a special meeting concerning the Merger.

Some of the representations and warranties in the Merger Agreement made by BladeLogic are qualified as to “materiality” or “Seller Material Adverse Effect.” For purposes of the Merger Agreement, a “Seller Material Adverse Effect” means with respect to BladeLogic, a change, event, development, circumstance, condition or effect (an “Effect”) that, individually or when taken together with all other Effects that exist at the date of determination, has a material adverse effect on the business, operations, assets, liabilities, results of operations, or financial condition of BladeLogic and its subsidiaries taken as a whole.

The definition of “Seller Material Adverse Effect” excludes:

•	any Effect resulting from:

•	general changes in the economy or financial markets of the United States or any other region outside of the United States;

•	changes in general legal, regulatory, political, economic or business conditions (including the commencement, contribution or escalation of a war or material armed hostilities, acts of terrorism, or the occurrence of natural disasters) that generally affect the enterprise software industry;

•	changes in U.S. generally accepted accounting principles (“GAAP”);

•	the announcement of the Merger Agreement or pendency of the Offer or the Merger;

•	the identity of BMC, the Purchaser or any of their affiliates as the acquiror of BladeLogic; and

•	compliance with the terms of, or the taking of any action required by, this Agreement or consented to by BMC;

although any change of a type described in the first or second bullet points above will be taken into account in determining whether there was a Seller Material Adverse Effect if such change affects BladeLogic and its subsidiaries in a materially disproportionate manner to other businesses participating in the enterprise software industry; and

•	any decline in the market price, or change in trading volume, of the capital stock of BladeLogic or any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period; provided that the underlying causes of such decline, change or failure will be considered in determining whether there was a Seller Material Adverse Effect.

In the Merger Agreement, BladeLogic has made customary representations and warranties to BMC and the Purchaser with respect to, among other things:

•	corporate matters related to BladeLogic and its subsidiaries, such as organization, standing, power and authority;

•	the capitalization of BladeLogic and its subsidiaries;

•	authorization of the Merger Agreement, the Merger and the Offer;

•	consents, approvals and no violations of laws, governance documents or agreements;

•	financial statements and public SEC filings;

•	broker’s fees and expenses;

•	absence of certain changes, including that there has not been any change, circumstance or event which has had, or would reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect;

•	legal proceedings;

•	internal controls and compliance with the Sarbanes-Oxley Act of 2002;

•	the absence of undisclosed liabilities;

•	permits and compliance with applicable Laws and reporting requirements;

•	taxes;

•	employee benefit plans, ERISA matters and approval of certain BladeLogic compensatory arrangements by the compensation committee of BladeLogic’s board of directors;

•	labor and employment matters;

•	material contracts;

•	title to properties and the absence of certain encumbrances;

•	environmental liability;

•	the inapplicability of state takeover statutes to the Offer or the Merger and required stockholder vote;

•	intellectual property;

•	insurance;

•	customers;

•	the opinion of its financial advisor, Morgan Stanley; and

•	the accuracy of information contained in this Offer to Purchase, the Solicitation/Recommendation Statement filed on Schedule 14D-9 and any proxy statement relating to a special meeting concerning the Merger.

None of the representations and warranties contained in the Merger Agreement or in any schedule, instrument or other document delivered in connection with the Merger Agreement survive the effective time of the Merger.

Interim Operations; Covenants.  Except as disclosed prior to execution of the Merger Agreement or as expressly permitted by the terms of the Merger Agreement, from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement or the effective time of the Merger, BladeLogic has agreed that it will, and will cause its subsidiaries to:

•	conduct their businesses in all material respects in the ordinary course consistent with past practice and in compliance in all material respects with all applicable laws; and

•	use commercially reasonable efforts to, preserve substantially intact their present business organizations and goodwill, keep available the services of their current officers and employees; and preserve relationships with persons having business relationships with BladeLogic and its subsidiaries.

Furthermore, except as disclosed prior to execution of the Merger Agreement, or as expressly permitted by the terms of the Merger Agreement, BladeLogic will not, and will not permit its subsidiaries to take the following actions, among other things and subject to certain exceptions set forth in the Merger Agreement, without the prior written consent of BMC (which will not be unreasonably withheld):

•	amend the organizational documents of BladeLogic or any of its subsidiaries, or amend the terms of any outstanding security of BladeLogic or its subsidiaries;

•	except upon the exercise of stock options outstanding as of the date of the Merger Agreement, issue, deliver, sell, pledge, transfer, dispose of or encumber any shares of capital stock or other equity or voting interests of BladeLogic or any of its subsidiaries, or any securities convertible into, exchangeable or exercisable for or representing the right to subscribe for, purchase or otherwise receive any such shares or interests or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock or other rights that are linked to the value of the Shares or the value of BladeLogic or any of its subsidiaries;

•	effect any stock split, stock combination, reclassification, reverse stock split, stock dividend, recapitalization or similar transaction;

•	grant, confer or award any option, right, warrant, deferred stock unit, conversion right or other right not existing on the date of the Merger Agreement to acquire any Shares or shares of deferred stock, restricted stock awards, stock appreciation rights, “phantom” stock awards or other similar rights that are linked to the value of the Shares or the value of BladeLogic or any of its subsidiaries (whether or not pursuant to existing BladeLogic stock option plans);

•	other than in the ordinary course of business consistent with past practice, increase any compensation or benefit of, enter into or amend in any material respect any employment or severance agreement with, or grant any bonus to any of BladeLogic’s personnel except to the extent required under existing plans or arrangements disclosed prior to the execution of the Merger Agreement;

•	hire or otherwise employ any individual other than in the ordinary course of business consistent with past practice or terminate any key employee other than for cause (including misconduct or breach of company policy) except to the extent required under existing plans or arrangements disclosed prior to the execution of the Merger Agreement;

•	declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to BladeLogic’s capital stock;

•	redeem, purchase or acquire any shares of BladeLogic’s capital stock or other equity interests in BladeLogic or its subsidiaries or any options, warrants or rights to acquire such stock or other securities, except for certain repurchases of restricted Shares and in connection with option exercises;

•	transfer, sell, lease, sublease, license, or otherwise dispose of any material assets or properties or mortgage, pledge or encumber any assets or properties, other than in the ordinary course of business consistent with past practice;

•	except in the ordinary course of business consistent with past practice, enter into, or amend or terminate certain material contracts to which BladeLogic is a party or any lease or sublease, or grant any right to any person to any of the source code to any BladeLogic product; provided that in no event is BladeLogic permitted to enter into any procurement contracts which require or involve the payment by BladeLogic or any of its subsidiaries of more than $750,000 individually or $3,000,000 in the aggregate;

•	make any capital expenditures in excess of $750,000 individually or $2,000,000 in the aggregate;

•	merge with or otherwise acquire a material portion of the outstanding equity interests in any person or acquire any portion of the assets or business of any person having a fair market value in excess of $2,000,000;

•	otherwise acquire any assets, except, in the ordinary course of business consistent with past practice; provided that no acquisitions that make it more difficult in any material respect to obtain any approval or authorization required in connection with the transactions contemplated hereby under any law or that would reasonably be expected to prevent, delay, or impede consummation of the transactions contemplated hereby will be permitted without the consent of BMC;

•	write down or write up or fail to write down or write up the value of any receivables or revalue any assets of BladeLogic other than in the ordinary course of business and in accordance with GAAP;

•	create, incur or assume any indebtedness for borrowed money, assume, guarantee, endorse or otherwise become liable or responsible (whether, directly, contingently or otherwise) for the indebtedness of another person, enter into any agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for letters of credit or replacement letters of credit entered into in the ordinary course of business and consistent with past practice; any indebtedness owed to BladeLogic by any of its direct or indirect wholly owned subsidiaries; or purchase money debt, capital leases or guarantees in the ordinary course of business not involving indebtedness of more than $250,000 individually or $1,000,000 in the aggregate;

•	change any of its methods, principles or practices of financial accounting currently in effect other than as required by GAAP as concurred in by its independent registered accountants;

•	modify or amend in a manner that is adverse in a material respect to BladeLogic or any of its subsidiaries, or accelerate, terminate or cancel, certain material contracts to which BladeLogic is a party, enter into, amend or modify any agreement or arrangement with persons that are affiliates of BladeLogic, or enter into, extend or renew any contract which, if executed prior to the date of the Merger Agreement, would have been required to be disclosed pursuant to the Merger Agreement as a material contract, other than, in each case, in the ordinary course of business consistent with past practice;

•	transfer or license on an exclusive basis to any person any rights to any BladeLogic intellectual property assets or technology;

•	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of BladeLogic or any of its subsidiaries;

•	form any subsidiary;

•	settle, pay or discharge any litigation, investigation, or arbitration, other than in the ordinary course of business consistent with past practice;

•	knowingly take or fail to take any action in breach of the Merger Agreement for the purpose of, or which would be reasonably expected to, materially delaying or preventing the consummation of the transactions contemplated by the Merger Agreement, other than as required by law; and

•	authorize any of, or commit, resolve, offer or agree to take any of, the foregoing actions or any other action inconsistent with the foregoing.

Certain Tax Matters.  From the date of Merger Agreement until the effective time of the Merger:

•	BladeLogic and each of its subsidiaries will promptly notify BMC of any suit, claim, action, investigation, proceeding or audit pending against or with respect to BladeLogic or any of its subsidiaries in respect of any tax and will not settle or compromise any such suit, claim, action, investigation, proceeding or audit or enter into any material closing agreement that would adversely affect BMC’s tax liability without BMC’s prior written consent.

•	Except as required by applicable tax law or with BMC’s prior written consent (such consent not to be unreasonably withheld), none of BladeLogic or any of its subsidiaries will (i) make or change any material tax election, (ii) file any material amended tax return, (iii) agree to any material adjustment of any tax attribute, (iv) change (or make a request to any taxing authority to change) any of its methods of reporting income or deductions for federal income tax purposes, (v) file any claim for a material refund of taxes, or (vi) consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment that would adversely affect BMC’s tax liability.

•	BladeLogic and each of its subsidiaries will retain all books, documents and records necessary for the preparation of tax returns and reports (including previously filed tax returns and reports).

•	BladeLogic will deliver to the Purchaser at or prior to the expiration of the Offer a certificate, in form and substance reasonably satisfactory to the Purchaser, duly executed and acknowledged, certifying that BladeLogic has not been a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

Consents and Approvals.  Under the Merger Agreement, each of BMC and the Purchaser, on the one hand, and BladeLogic, on the other hand, agrees promptly to correct any information provided by it for use in the Schedule TO or the other documents related to the Offer or in the Schedule 14D-9 if and to the extent that such information becomes false or misleading in any material respect and each of BMC, the Purchaser and BladeLogic further agrees to take all steps necessary to cause, respectively, the Schedule TO or the other documents related to the Offer or the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to BladeLogic Stockholders, in each case, as and to the extent required by applicable federal securities laws.

BMC, the Purchaser and BladeLogic will cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings as soon as reasonably practicable, to obtain as promptly as reasonably practicable all permits, consents, approvals, authorizations and clearances, including under the HSR Act and the antitrust laws of all third parties and governmental authorities which are necessary to consummate the transactions contemplated by the Merger Agreement, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and governmental authorities. In addition, BladeLogic, the Purchaser and BMC have agreed to defend any lawsuits or other legal proceedings challenging the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement. The Merger Agreement further provides that the use of “reasonable best efforts” by BMC will not require BMC or the Purchaser to propose, negotiate, commit to or effect the sale, divestiture or disposition of any product lines, assets or businesses of either party or its affiliates or any restrictions or actions that after the effective time of the Merger would limit BMC’s or its subsidiaries’ (including the Surviving Corporation’s) freedom of action with respect to, or its ability to retain, one or more of its or its subsidiaries’ (including the Surviving Corporation’s) businesses, product lines or assets.

BMC and BladeLogic will have the right to review in advance, and, to the extent practicable, each will consult the other on all the information relating to BMC and BladeLogic and any of their subsidiaries which is required to complete, any filing made with, or written materials submitted to, any third party or any governmental authority in connection with the transactions contemplated by the Merger Agreement. BMC, the Purchaser and BladeLogic will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and governmental authorities necessary or advisable to consummate the transactions contemplated by the Merger Agreement, and BMC, the Purchaser and BladeLogic will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

BMC and BladeLogic will promptly advise each other of any communication or contact from any governmental authority or third party whose consent or approval is required for consummation of the transactions contemplated by the Merger Agreement, and, to the extent practicable, BMC and BladeLogic will allow for each other’s participation, where appropriate, in any substantive meeting or discussion with any governmental authority in connection with any filing or investigation concerning the Merger Agreement or the transactions contemplated by the Merger Agreement, promptly furnish the other party with copies of all correspondence, filings, and written communications between them and their subsidiaries and representatives, on the one hand, and any governmental authority or its respective staff, on the other hand, with respect to the Merger Agreement and the transactions contemplated by the Merger Agreement, except that materials may be redacted (x) to remove references concerning the valuation of the businesses of BladeLogic, (y) as necessary to comply with contractual arrangements, and (z) as necessary to address reasonable privilege or confidentiality concerns. Neither BMC nor BladeLogic is permitted to consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by the Merger Agreement at the behest of any governmental authority without the consent of the other party, which consent will not be unreasonably withheld or delayed.

No Solicitation; Unsolicited Proposals.

From and after March 17, 2008, BladeLogic is required to cease immediately and cause to be terminated any and all existing activities, discussions or negotiations with any person conducted before March 17, 2008 with respect to, or that may reasonably be expected to lead to, an Acquisition Proposal (as defined below). BladeLogic is required to promptly instruct each person that has previously executed a confidentiality agreement with or for the benefit of BladeLogic relating to an Acquisition Proposal to promptly return or destroy all information, documents, and materials relating to the Acquisition Proposal or to BladeLogic or its businesses, operations or affairs previously furnished by BladeLogic or any of its Representatives to such person or any of its representatives in accordance with the terms of any confidentiality agreement.

Except as expressly authorized or permitted by the Merger Agreement, BladeLogic agrees that neither it nor any of its subsidiaries will, and that BladeLogic will cause its and their respective representatives not to, directly or indirectly:

•	initiate, solicit, or knowingly encourage or knowingly facilitate the submission of any inquiry, indication of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;

•	participate in any discussions or negotiations regarding, or furnish any non-public information to any person (other than BMC or the Purchaser) in connection with an Acquisition Proposal;

•	enter into any letter of intent or agreement related to an Acquisition Proposal (other than a confidentiality agreement as contemplated in the following paragraph); or

•	approve or recommend an Acquisition Proposal.

Notwithstanding the limitations set forth in the preceding paragraph, from March 17, 2008 and prior to the date that the Purchaser accepts for payment the Shares tendered in the Offer, if BladeLogic or its representatives receive an unsolicited bona fide written Acquisition Proposal that the board of directors of BladeLogic determines in good faith, after consultation with its outside legal counsel and financial advisors, constitutes, or is reasonably likely to lead to, a Superior Proposal, BladeLogic may take the following actions:

•	furnish information to the third party making such Acquisition Proposal (a “Qualified Bidder”); provided BladeLogic receives from the Qualified Bidder an executed confidentiality agreement on terms that are no less favorable to BladeLogic than those contained in the nondisclosure agreement executed between BMC and BladeLogic; and

•	engage in discussions or negotiations with the Qualified Bidder and its representatives with respect to the Acquisition Proposal.

For purposes of this Offer to Purchase and the Merger Agreement, “Acquisition Proposal” means any inquiry, indication of interest, proposal or offer for any transaction or series of related transactions involving

•	a merger, tender offer, recapitalization, reorganization, liquidation, dissolution, business combination or consolidation, or any similar transaction, involving BladeLogic;

•	a sale, lease, license, exchange, mortgage, pledge, transfer or other acquisition of assets that constitute at least 15% of the assets of BladeLogic and its subsidiaries, taken as a whole; or

•	a purchase, tender offer or other acquisition (including by way of merger, consolidation, stock exchange or otherwise) of beneficial ownership (the term “beneficial ownership” for purposes of the Merger Agreement having the meaning given such term in Section 13(d) of the Exchange Act and the rules and regulations thereunder) of securities representing 15% or more of the voting power of BladeLogic or any of its subsidiaries.

The term “Acquisition Proposal” does not include the Offer and the Merger or the other transactions contemplated by the Merger Agreement.

Company Recommendation.  Subject to the provisions described below, BladeLogic’s board of directors agreed to recommend that the holders of the Shares accept the Offer, tender their Shares to the Purchaser pursuant to the Offer, and adopt and approve the Merger Agreement if such adoption and approval is required by applicable laws. This is referred to as the “Company Recommendation.” BladeLogic’s board of directors also agreed to include the Company Recommendation in the Schedule 14D-9 and to permit BMC to include the Company Recommendation in this Offer to Purchase and the other documents related to the Offer. Subject to the provisions described below, the Merger Agreement provides that neither BladeLogic’s board of directors nor any committee of the board of directors of BladeLogic may withdraw or change in a manner adverse to BMC or the Purchaser the Company Recommendation, or propose publicly to approve, adopt or recommend any Acquisition Proposal (an “Adverse Recommendation Change”).

Notwithstanding the restrictions described above, at any time prior to the date that the Purchaser accepts for payment the Shares tendered in the Offer, the board of directors of BladeLogic may, in response to a Superior Proposal (as defined below) that did not result from a breach by BladeLogic of its obligations under the Merger Agreement, take the following actions:

•	effect an Adverse Recommendation Change; and/or

•	enter into a definitive agreement with respect to such Superior Proposal (an “Acquisition Agreement”) and simultaneously terminate the Merger Agreement if the board of directors of BladeLogic determines in good faith, after consultation with BladeLogic’s outside legal counsel and financial advisors, that failure to do so would reasonably be likely to result in a breach of its fiduciary obligations under applicable law.

The actions described above may only be taken by BladeLogic:

•	at a time that is after the third business day following BMC’s receipt of written notice from BladeLogic that the board of directors of BladeLogic is prepared to take such action (the “Subsequent Determination Notice”), which notice must specify the material terms of the applicable Acquisition Proposal and identify the person making such Superior Proposal; and

•	if, at the end of the period referred to above, the board of directors of BladeLogic determines in good faith, after taking into account all amendments or revisions irrevocably committed to by BMC and after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal remains a Superior Proposal.

The Merger Agreement provides that during any such three business day period, BMC may deliver to BladeLogic one or more counterproposals to an Acquisition Proposal, and BladeLogic will give BMC the opportunity to meet and negotiate with BladeLogic and its Representatives. The Merger Agreement also provides that any material amendment to a Superior Proposal, including the financial terms of such Superior Proposal, will require BladeLogic to deliver a new Subsequent Determination Notice and the commencement of a new three business day period described above.

From and after March 17, 2008, BladeLogic must notify BMC promptly (but in any event within 24 hours) of the receipt of any inquiries, discussions, negotiations, proposals or expressions of interest with respect to an Acquisition Proposal (including a summary of its material terms and conditions, including price, and the identity of the Person making the Acquisition Proposal).

BladeLogic may not enter into a definitive agreement (other than a confidentiality agreement permitted under the no-solicitation provisions of the Merger Agreement described above) with respect to a Superior Proposal unless the Merger Agreement has been validly terminated by its terms and BMC has received, by wire transfer of immediately available funds, any amounts due to BMC under the termination fee provisions of the Merger Agreement described below.

The Merger Agreement does not prohibit BladeLogic from complying with Rule 14e-2 or Item 1012(a) of Regulation M-A under the Exchange Act with regard to an Acquisition Proposal if, in the good faith judgment of the board of directors of BladeLogic or a committee of the board of directors of BladeLogic, after consultation with its outside legal counsel, failing to take such action would be inconsistent with its obligations under applicable law, although such compliance may constitute an Adverse Recommendation Change, with the exception that a factually accurate public statement by BladeLogic describing the receipt of an Acquisition Proposal or any “stop-look-and listen communication” pursuant to Rule 14d-9(f) under the Exchange Act or similar communication will not constitute an Adverse Recommendation Change or an approval or recommendation with respect to any Acquisition Proposal.

For the purposes of this Offer to Purchase and the Merger Agreement, “Superior Proposal” means any written Acquisition Proposal (with all references to 15% in the definition of Acquisition Proposal being treated as references to 50% for these purposes) made by a third party that the board of directors of BladeLogic determines in good faith, after consultation with its outside legal counsel and financial advisors, is reasonably capable of being consummated, and if consummated would be more favorable to the holders of the Shares than the Offer and the Merger from a financial point of view, taking into account all financial, regulatory, legal and other aspects of such Acquisition Proposal, including, without limitation, the likelihood of consummation.

Access to Information.  BladeLogic has agreed, and has agreed to cause each of its subsidiaries to, subject to the terms of the nondisclosure agreement between BMC and BladeLogic, afford to the officers, employees, accountants, counsel and other representatives of BMC, reasonable access without undue interruption, during the period from the date of the Merger Agreement until the effective time of the Merger, or the date, if any, on which the Merger Agreement is terminated, to all of its properties, books, contracts, commitments and records (other than confidential information contained in personnel files to the extent the disclosure of such information is prohibited by privacy laws), and their accountants and accountants’ work papers.

Employee Benefits.  For the twelve-month period commencing on the date that the Purchaser accepts for payment the Shares tendered in the Offer (the “Acceptance Date”), BMC agrees to cause the Surviving Corporation to maintain health and welfare benefits, but not any stock-based benefits, for the BladeLogic employees who remain employed at the effective time of the Merger at the same levels that are, in the aggregate, comparable to those in effect for similarly situated employees of BMC on the date of the Merger Agreement. BMC will, and will cause the Surviving Corporation to, treat, and cause the applicable benefit plans in which BladeLogic employees are entitled to participate to treat, the service of BladeLogic employees with BladeLogic or any of its subsidiaries attributable to any period before the effective time as service rendered to BMC, the Surviving Corporation or any subsidiary of BMC for purposes of eligibility to participate, vesting and for other appropriate benefits including, but not limited to, applicability of minimum waiting periods for participation, but excluding benefit accrual (including minimum pension amount) and eligibility for early retirement under any defined benefit plan of BMC or eligibility for retiree welfare benefit plans or as would otherwise result in a duplication of benefits. Furthermore, BMC will cause any pre-existing conditions or limitations, eligibility waiting periods or required physical examinations under any health or similar plan of BMC to be waived with respect to BladeLogic employees and their eligible dependents, to the extent waived under the corresponding plan in which BladeLogic employees participated immediately prior to the Acceptance Date, and any deductibles paid by BladeLogic Employees under any of BladeLogic’s or its subsidiaries’ health plans in the plan year in which the Acceptance Date occurs will be credited towards deductibles under the health plans of BMC or any Subsidiary of BMC.

BladeLogic employees will be considered to be employed by BMC “at will” and nothing will be construed to limit the ability of BMC or the Surviving Corporation to terminate the employment of any BladeLogic employee at any time.

Subject to provisions described above, BMC will have sole discretion with respect to the determination as to whether or when to terminate, merge or continue any employee benefit plans and programs of BladeLogic; provided, however, that BMC will continue to maintain such employee benefit plans and programs of BladeLogic (other than stock based plans) until BladeLogic employees are permitted to participate in the plans and programs of BMC or the Surviving Corporation.

Indemnification and Insurance.  For a period of six years after the Acceptance Date, BMC and the Surviving Corporation are required to honor and fulfill the obligations of BladeLogic and its subsidiaries, to the fullest extent permissible under applicable provisions of the DGCL, under their respective certificate of incorporation or bylaws (or equivalent organizational documents) and under any indemnification or other similar agreements between BladeLogic or any of its subsidiaries and each of their present and former directors, officers, employees, fiduciaries or agents. During such six-year period, BMC will not, nor will it permit the Surviving Corporation to, amend, repeal or otherwise modify such provisions for indemnification in any manner that would materially and adversely affect the rights of any individual who at any time on or prior to the Acceptance Date was a director, officer, employee, fiduciary or agent of BladeLogic or its subsidiaries.

Prior to the Acceptance Date, BladeLogic will, to the fullest extent permitted under applicable laws, indemnify and hold harmless, and, after the Acceptance Date until the sixth anniversary of the Acceptance Date, BMC will cause the Surviving Corporation to, to the fullest extent permitted under applicable Law, indemnify and hold harmless, each present and former director or officer of BladeLogic and each Subsidiary of BladeLogic against all costs and expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Acceptance Date), whether civil, administrative or investigative, arising out of or pertaining to any action or omission in their capacities as officers or directors, in each case occurring before the Acceptance Date (including the transactions contemplated by the Merger Agreement).

At or prior to the Acceptance Date, BladeLogic will purchase directors’ and officers’ liability insurance (which by its terms will survive the Offer and the Merger) for its directors and officers, which will provide such directors and officers with coverage on terms acceptable to BladeLogic for six years following the Acceptance Date, so long as the aggregate cost is less than $1,000,000. BMC will, and will cause the Surviving Corporation to, maintain such policy in full force and effect, and continue to honor the obligations thereunder.

Under the Merger Agreement, these indemnification and insurance provisions will not be terminated or modified in such a manner that adversely affects any indemnitee to whom these provisions apply without the consent of such affected indemnitee and the indemnitees to whom these provisions apply are third party beneficiaries of these provisions and will be entitled to enforce these provisions.

In the event BMC or the Surviving Corporation or any of their respective successors or assigns consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, or BMC or the Surviving Corporation transfers or conveys all or substantially all of its properties and assets, then, to the extent necessary, BMC and the Surviving Corporation will ensure that the successors and assigns of BMC and the Surviving Corporation, as the case may be, assume the indemnification obligations described above.

Publicity.  Subject to certain exceptions, so long as the Merger Agreement is in effect, neither BMC nor BladeLogic will, or will permit any of its subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by the Merger Agreement without the consent of the other party, which consent may not be unreasonably withheld or delayed, except as may be required by applicable law or the applicable rules of any stock exchange or the Nasdaq Stock Market LLC, in which event such party will try, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other parties to review and comment upon such press release or other announcement and give due consideration to all reasonable additions, deletions or changes suggested to such press release or announcement.

State Takeover Laws.  If any “control share acquisition”, “fair price” or other anti-takeover laws or regulations enacted under state or federal laws becomes or is deemed to become applicable to BladeLogic, the Offer, the acquisition of Shares pursuant to the Offer, the Merger, the tender and support agreements or any other transaction contemplated by the Merger Agreement, then BladeLogic’s board of directors will take all action necessary to render such statutes inapplicable to the Merger Agreement.

Conditions to the Merger.  The Merger Agreement provides that the obligations of the Purchaser, BMC and BladeLogic to effect the Merger are subject to satisfaction or waiver of, to the extent permitted by law, the following conditions:

•	the adoption and approval of the Merger Agreement by the affirmative vote of a majority of the outstanding Shares;

•	the Purchaser having accepted payment for Shares pursuant to the Offer and in accordance with the terms of the Offer and the Merger Agreement;

•	All regulatory approvals required to consummate the transactions contemplated by the Merger Agreement, having been obtained and remaining in full force and effect and all statutory waiting periods applicable to the Merger having expired or been terminated; and

•	No order, injunction, judgment, ruling or decree issued by any court or agency of competent jurisdiction or any governmental authority or other legal restraint or prohibition preventing the consummation of the Merger being in effect, and no statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated, deemed applicable to the Merger or enforced by any governmental authority which prohibits, or makes illegal, consummation of the Merger.

Termination.  The Merger Agreement may be terminated and the transactions contemplated by the Merger Agreement may be abandoned at any time before the effective time of the Merger:

•	by mutual written consent of BladeLogic and BMC;

•	by BMC or BladeLogic:

•	prior to the commencement of the Offer, if the Purchaser fails to commence the Offer as provided in the Merger Agreement on or before March 26, 2008; or

•	if the Purchaser has not accepted for payment the Shares tendered pursuant to the Offer in accordance with the terms of the Merger Agreement and of the Offer on or before November 30, 2008 (the “Outside Date”);

provided, however, that neither BladeLogic nor BMC may terminate the Merger Agreement pursuant to the provisions described in this bullet point if the failure to commence the Offer or accept for payment the Shares resulted from the breach of the Merger Agreement by the party seeking to terminate the Merger Agreement;

•	by BMC or BladeLogic if the Offer is terminated or withdrawn pursuant to its terms and the terms of the Merger Agreement without any Shares being accepted for payment; except that a party may not terminate the Merger Agreement pursuant to this provision if such termination or withdrawal resulted from such party’s breach of the Merger Agreement;

•	by either BMC or BladeLogic if any governmental authority of competent jurisdiction issues a final and non-appealable order, decree, judgment, injunction or ruling or takes any other action enjoining, restraining or otherwise prohibiting the consummation of the Merger or the Offer, so long as the party seeking to terminate the Merger Agreement must have used its reasonable efforts to have such order, decree, judgment, injunction or ruling lifted if and to the extent required by the provisions of the Merger Agreement;

•	by BMC prior to the acceptance for payment of Shares pursuant to the Offer, in the event of a breach by BladeLogic of any representation, warranty, covenant or other agreement contained in the Merger Agreement, or if a representation or warranty of BladeLogic becomes untrue, which situation in any case:

•	subject to certain limited exceptions, would result in any of the following events:

•	any of the representations and warranties of BladeLogic relating to its capitalization or its corporate power and authority to execute and deliver the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement and perform its obligations under the Merger Agreement, including the Offer and the Merger, failing to be true and correct in any material respect as of the Expiration Date with the same force and effect as if made on and as of such date, except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct in all material respects only as of such date (and for purposes of ascertaining the accuracy of the representations and warranties made by BladeLogic relating to its capitalization, such representations will be deemed to be materially inaccurate if BladeLogic’s actual fully diluted capitalization exceeds 31,666,929 Shares, which represents 300,000 Shares more than BladeLogic represented its fully diluted capitalization to be in the Merger Agreement);

•	any other representations and warranties of BladeLogic in the Merger Agreement failing to be true and correct as of the Expiration Date with the same force and effect as if made on and as of such date, except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct only as of such date, and such inaccuracies shall not have been cured as of the Expiration Date, except where the failure to be so true and correct does not have, and would not reasonably be expected to have, a Seller Material Adverse Effect; or

•	BladeLogic breaches or fails to perform in any material respect any obligation, agreement or covenant required to be performed by it under the Agreement, and such breach or failure to perform is not cured to the good faith satisfaction of BMC; and

•	has not been cured within thirty (30) calendar days following notice by BMC or, if the Outside Date is less than thirty (30) calendar days from the notice by BMC, has not been or cannot reasonably be expected to be cured by the Outside Date;

•	by BMC if any order, decree, judgment, injunction or ruling has become final and nonappealable that:

•	makes illegal or otherwise prohibits or materially delays consummation of the Offer or the Merger;

•	restricts, prohibits or limits the ownership or operation by BMC or the Purchaser or their subsidiaries of all or any significant portion of the business or assets of BladeLogic or any of its subsidiaries or compels

BMC or the Purchaser or any of their subsidiaries to dispose of or hold separately all or any significant portion of the business or assets of BMC or the Purchaser or BladeLogic or any of their respective subsidiaries, or imposes any limitation, restriction or prohibition on the ability of BMC, the Purchaser, BladeLogic or their respective subsidiaries to conduct its business or own such assets;

•	imposes material limitations on the ability of BMC or the Purchaser or their subsidiaries effectively to acquire, hold or exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by the Purchaser or BMC or their subsidiaries pursuant to the Offer on all matters properly presented to BladeLogic’s Stockholders; or

•	requires divestiture by BMC or the Purchaser or their subsidiaries of any Shares;

•	by BladeLogic prior to the acceptance for payment of Shares pursuant to the Offer, in the event of a breach by BMC or the Purchaser of any representation, warranty, covenant or other agreement contained in the Merger Agreement, or if a representation or warranty of BMC or the Purchaser has become untrue, which situation in any case:

•	would result in any of the representations and warranties of BMC and the Purchaser set forth in the Merger Agreement not being true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” or similar terms set forth in the Merger Agreement) except where the failure to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, an effect, event or change which would reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger and the other transactions contemplated by the Merger Agreement or prevent or materially impair or delay the ability of BMC to perform its obligations under the Merger Agreement or would result in a failure by BMC or the Purchaser to perform in all material respects its obligations and covenants required to be performed by it under the Merger Agreement; and

•	has not been cured within thirty (30) calendar days following notice by BladeLogic or, if the Outside Date is less than thirty (30) calendar days from the notice by BladeLogic, has not been or cannot reasonably be expected to be cured by the Outside Date;

•	by BMC, if prior to the acceptance for payment of Shares pursuant to the Offer:

•	The board of directors of BladeLogic fails to publicly recommend to the holders of the Shares that they tender their shares into the Offer and/or vote in favor of the adoption and approval of the Merger Agreement, including by failing to put the Company Recommendation in the Schedule 14D-9;

•	The board of directors of BladeLogic effects an Adverse Recommendation Change;

•	The board of directors of BladeLogic approves, or recommends that the holders of the Shares accept or approve, an Acquisition Proposal, or fails to recommend that the holders of the Shares not tender their Shares pursuant to an Acquisition Proposal;

•	BladeLogic breaches in any material respect the provisions of the Merger Agreement described under the sections titled “— No Solictiation, Unsolicited Proposals” or “— Company Recommendations” above, and such breach has resulted in the receipt by BladeLogic of an Acquisition Proposal; or

•	The board of directors of BladeLogic resolves to do any of the foregoing; or

•	by BladeLogic, if prior to the acceptance for payment of Shares pursuant to the Offer the board of directors of BladeLogic has effected an Adverse Recommendation Change in respect of a Superior Proposal in accordance with the provisions of the Merger Agreement, and simultaneously with such termination BladeLogic enters into an Acquisition Agreement with respect to such Superior Proposal.

Effect of Termination.  In the event of a termination and abandonment of the Merger Agreement by either BMC or BladeLogic as provided above, the Merger Agreement will immediately become void and have no effect, and none of BMC, the Purchaser, BladeLogic, any of their respective subsidiaries or any of the officers or directors of any of them will have any liability or obligation of any nature whatsoever under the Merger Agreement, or in connection with the transactions contemplated by the Merger Agreement, except that certain provisions of the

Merger Agreement, including those relating to access to information and the effect of termination, and all other obligations of the parties specifically intended to be performed after the termination of the Merger Agreement will survive any termination of the Merger Agreement.

Neither BMC nor BladeLogic will be relieved or released from any liabilities or damages (which may include the benefit of the bargain lost by such party or such party’s stockholders (taking into consideration relevant matters, including other combination opportunities and the time value of money), which will be deemed to be damages of such party) arising out of its willful breach of any provision of the Merger Agreement or any other agreement delivered in connection with the Merger Agreement or any fraud; provided that the failure of BMC or the Purchaser to accept for payment and pay for the Shares validly tendered and not withdrawn pursuant to the Offer promptly following the Expiration Date in the event that all conditions of the Offer have been satisfied or waived as of the Expiration Date, will be deemed a willful breach by BMC and the Purchaser of the Merger Agreement, and BMC will be liable to BladeLogic for such breach notwithstanding any termination of the Merger Agreement.

In the event the Merger Agreement is terminated by BMC pursuant to the second to last bullet point under the “— Termination” section above or BladeLogic pursuant to the last bullet point under the “— Termination” section above, then BladeLogic will make a cash payment to BMC in the amount of $28.5 million (the “Termination Amount”).

In the event the Merger Agreement is terminated by BMC or BladeLogic pursuant to the second sub-bullet point under the second bullet point under the “— Termination” section above or pursuant to the third bullet point under the “— Termination” section above, and prior to such termination an Acquisition Proposal has been publicly announced and all the Tender Offer Conditions have been satisfied or waived on the business day preceding the Expiration Date other than the Minimum Condition, if within twelve months following such termination, BladeLogic enters into a definitive agreement to engage in, a transaction qualifying as an Acquisition Proposal (with all references to 15% in the definition thereof being treated as references to 50% for purposes hereof) with any person other than BMC or any affiliate of BMC, which transaction is subsequently consummated, then BladeLogic will make a cash payment to BMC of the Termination Amount.

If required under the provisions of the Merger Agreement described above, the Termination Amount will be paid in immediately available funds to an account designated by BMC within two business days after the date of the event giving rise to the obligation to make such payment, except that if the Termination Amount is payable as a result of a termination pursuant to the last bullet point under the “— Termination” section, then the Termination Amount will be payable before and as a condition to the termination of the Merger Agreement. The parties to the Merger Agreement have acknowledged and agreed that the provisions for payment of the Termination Amount are an integral part of the transactions contemplated by the Merger Agreement and were included in the Merger Agreement in order to induce BMC to enter into the Merger Agreement and to reimburse BMC for incurring the costs and expenses related to entering into the Merger Agreement and consummating the transactions contemplated by the Merger Agreement. If BladeLogic fails to pay the Termination Amount, and BMC or the Purchaser commences a suit which results in a judgment against BladeLogic for the Termination Amount or any portion thereof, then BladeLogic will pay BMC and the Purchaser their costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on the Termination Amount at the prime rate of Citibank N.A. in effect on the date such payment was required to be made through the date of payment, although if the court in such suit determines in a final, non-appealable judgment that BMC or the Purchaser is not entitled to the Termination Amount, then BMC will pay BladeLogic’s costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit.

BMC, the Purchaser and BladeLogic agree that the payment of the Termination Amount will be the sole and exclusive remedy available to BMC and the Purchaser with respect to the Merger Agreement and the transactions contemplated by the Merger Agreement in the event any payment of the Termination Amount becomes due and payable and, upon payment of the Termination Amount, BladeLogic will have no further liability to BMC and the Purchaser under the Merger Agreement.

Fees and Expenses.  All fees, costs and expenses incurred in connection with the Merger Agreement, the Offer and the Merger will be paid by the party incurring such fees, costs and expenses, except as may otherwise be agreed to in writing by the parties.

Tender and Support Agreements

In connection with the Merger Agreement, certain stockholders entered into tender and support agreements, dated as of March 17, 2008, with BMC and the Purchaser, which are collectively referred to as the “Support Agreements.” The following summary of certain provisions of the Support Agreement is qualified in its entirety by reference to the Support Agreements themselves, the form of which is incorporated herein by reference. BMC and the Purchaser have filed a copy of the form of Support Agreement as an exhibit to the Schedule TO. Stockholders and other interested parties should read the form of Support Agreement in its entirety for a more complete description of the provisions summarized below.

Each of Dev Ittycheria, Vijay Manwani, John J. Gavin, Jr., John McMahon, Steven C. Walske, Edwin J. Gillis, Robert P. Goodman, Peter Gyenes, R. David Tabors, Mark Terbeek, Bessemer Venture Partners V L.P., Bessec Ventures V L.P., BVE 2001 LLC, BVE 2001 (Q) LLC, BIP 2001 L.P., Battery Ventures VI, L.P., Battery Investment Partners VI, LLC, MK Capital SBIC, L.P., MK Capital, L.P., MK Bladelogic, LLC, and Myriad Investments, LLC (the “Supporting Stockholders”), which is a party to a Support Agreement has agreed to validly tender or cause to be tendered in the Offer any Shares it owns together with any Shares issued to or otherwise acquired or owned by such stockholder after the commencement of the Offer, free and clear of any liens or encumbrances, as promptly as practicable following the commencement of the Offer, and in any event no later than five business days prior to the initial expiration date of the Offer. Supporting Stockholders are not required to exercise any unexercised options to purchase Shares and do not have any obligation to tender Shares if such tender could cause such stockholder to incur liability under Section 16(b) of the Exchange Act. Each of the Supporting Stockholders has also agreed not to withdraw its Shares once tendered from the Offer at any time unless the tender and support agreement is terminated in accordance with its terms, including if the Merger Agreement is terminated. If the Merger is completed, each of the Supporting Stockholders has agreed not to exercise any appraisal rights or dissenter’s rights that may arise with respect to the Merger.

At every meeting of BladeLogic’s stockholders called, and at any adjournment or postponement of a stockholder meeting, each of the Supporting Stockholders will, or will cause the holder of record on any applicable record date to, vote the stockholder’s Shares (to the extent that any of the Shares are not purchased in the Offer):

•	in favor of approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement and approval of any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the approval and adoption of the Merger Agreement on the date on which such meeting is held;

•	against any Acquisition Proposal, or any action, proposal, transaction or agreement that would reasonably be expected to result in the failure of any condition to the Offer to be satisfied; and

•	in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement, which is considered at any meeting of BladeLogic’s stockholders.

Pursuant to the Support Agreements, except as provided therein or in the Merger Agreement, each of the Supporting Stockholders will not, directly or indirectly:

•	create or permit to exist any lien or encumbrance on any of such Supporting Stockholder’s Shares;

•	transfer, sell, assign, gift or otherwise dispose of, or enter into any contract with respect to any such transfer, of such Supporting Stockholder’s Shares;

•	grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to such Supporting Stockholder’s Shares;

•	deposit or permit the deposit of such stockholder’s Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Supporting Stockholder’s Shares; or

•	take or permit any other action that would in any way restrict, limit or interfere with the performance of such Supporting Stockholder’s obligations hereunder or the transactions contemplated hereby or otherwise make any representation or warranty of such Supporting Stockholder herein untrue or incorrect.

Additionally, each of the Supporting Stockholders will not and will not authorize or permit its representatives directly or indirectly to:

•	initiate, solicit or knowingly encourage, or knowingly facilitate the submission of any inquiry, indication of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;

•	participate in any negotiations regarding, or furnish any information or data to any person (other than BMC or the Purchaser) in connection with an Acquisition Proposal; or

•	enter into any letter of intent or agreement relating to an Acquisition Proposal.

Each of the Supporting Stockholders has signed a Support Agreement solely in such Supporting Stockholder’s capacity as a stockholder of BladeLogic and not in such Supporting Stockholder’s capacity as a director, officer or employee of BladeLogic. Notwithstanding the no-solicitation provisions described above, the Support Agreements will not in any way restrict a director or officer of BladeLogic in the exercise of his or her fiduciary duties consistent with the terms of the Merger Agreement as a director or officer of BladeLogic or prevent any director or officer of BladeLogic from taking any action in his or her capacity as such director or officer.

The Support Agreements will terminate automatically, without any notice or other action by any person, on the earlier of: (i) the termination of the Merger Agreement in accordance with its terms; or (ii) the effective time of the Merger.

Compensation Arrangements with BladeLogic Executive Officers and Key Employees

BMC is expected to enter into employment compensation, severance or other employee benefits arrangements with BladeLogic’s executive officers and certain other key employees. The specific terms of these compensation arrangements have not been agreed upon. Independent members of the Compensation Committee of BMC’s board of directors are expected to review and evaluate the arrangements entered into by BMC with BladeLogic employees to determine whether these arrangements qualify as “employment compensation, severance or other employee benefits arrangements” for purposes of establishing the safe harbor exemption from the SEC’s “best price” rule, Rule 14d-10.

Nondisclosure Agreement

The following summary of certain provisions of the nondisclosure agreement is qualified in its entirety by reference to the nondisclosure agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO. Stockholders and other interested parties should read the nondisclosure agreement in its entirety for a more complete description of the provisions summarized below.

BMC and BladeLogic entered into a nondisclosure agreement, dated March 2, 2008, in connection with BMC and BladeLogic’s evaluation of a possible negotiated transaction that resulted in the Offer. Pursuant to the nondisclosure agreement, subject to certain customary exceptions, BMC and BladeLogic agreed to keep confidential all non-public information furnished by the disclosing party to the receiving party or its representatives, and all analyses or documents prepared by the receiving party or its representatives based upon such non-public information. BMC and BladeLogic also agreed that the non-public information furnished to the receiving party would be used solely for the purpose of evaluating the possible negotiated transaction that resulted in the Offer. Upon the disclosing party’s written request, BMC and BladeLogic, as applicable, are required to return or destroy the written non-public information furnished under the nondisclosure agreement and to return or destroy any analyses or documents prepared by the receiving party or its representatives based upon such non-public information.

The nondisclosure agreement includes a standstill provision and a no solicitation provision. Pursuant to the standstill provision, BMC agreed, among other things and for a period ending on March 2, 2009, that BMC and its affiliates would not (i) propose or announce any intention to propose any transaction between BMC and BladeLogic involving the acquisition of BladeLogic’s securities or any merger, business combination, tender offer, restructuring or similar transaction, (ii) acquire, or assist any other persons in acquiring, control of BladeLogic or any of

BladeLogic’s securities, business or assets, (iii) form or participate in any “group” within the meaning of Section 13(d)(3) under the Exchange Act with respect to any potential transaction involving the acquisition of any assets or securities of BladeLogic, or (iv) make or participate in any solicitation of proxies to vote, seek to control, change or influence the management, board of directors or policies of BladeLogic, or nominate any person as a director or propose any matter to be voted upon by the BladeLogic stockholders. Pursuant to the terms of the standstill provisions, these restrictions terminated upon the commencement of this tender offer and BladeLogic’s filing of a Solicitation/Recommendation Statement on Schedule 14D-9 recommending that its stockholders accept the Offer.

Pursuant to the no solicitation provision, BMC and BladeLogic agreed, among other things and for a period of one year, that neither party will, directly or indirectly, solicit for employment or cause to leave the employ of the other party (i) any officers of the other party, (ii) any employees specifically identified to the other party in writing or in a management presentation as a key employee or any employees identified to the other party in writing with the title of director or higher, or (iii) any employees with whom it has had substantial contact in connection with the possible transaction that resulted in the Offer. The no solicitation provision does not prohibit either BMC or BladeLogic from soliciting or employing any person who responds on his own initiative to a general solicitation or recruitment advertisement not directed specifically at the employee and does not prohibit either party from, directly or indirectly, soliciting or hiring any employee of the other party who was terminated by the other party.

14.	Conditions of the Offer

Notwithstanding any other provisions of the Offer, BMC and the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act, pay for, and may delay the acceptance for payment of or the payment for, any validly tendered Shares and may terminate or, subject to the terms of the Merger Agreement, amend the Offer, if:

•	there has not been validly tendered and not withdrawn prior to the Expiration Date that number of Shares which, when added to any Shares already owned by BMC or any of its controlled subsidiaries, represents at least a majority of the total number of outstanding Shares on a “fully diluted basis” (which means the total number of outstanding Shares plus the total number of Shares that are issuable upon the conversion or exercise of all BladeLogic stock options and other derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) on the Expiration Date, which is referred to as the “Minimum Condition”;

•	any applicable waiting period or approval under the HSR Act or other applicable foreign statutes or regulations has not expired or been terminated or obtained prior to the Expiration Date; or

•	at any time on or after March 17, 2008 and before the time of acceptance for payment for any Shares, any of the following events shall occur:

•	any action has been taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction has been enacted, enforced, amended, issued or deemed applicable to the Offer or the Merger, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, other than the application of the waiting period provisions of the HSR Act or any other Antitrust Laws to the Offer or to the Merger, or any suit, action or proceeding is pending by any governmental authority of competent jurisdiction (or any governmental authority of competent jurisdiction has informed BMC, the Purchaser or BladeLogic or counsel therefor that such governmental authority intends to commence any suit, action or proceeding) against BMC, the Purchaser or BladeLogic or the respective subsidiaries of any of such entities which remains pending wherein an unfavorable injunction, judgment, order, decree or ruling, that in either case, would reasonably be expected to, directly or indirectly:

•	make illegal or otherwise prohibit or materially delay consummation of the Offer or the Merger;

•	restrict, prohibit or limit the ownership or operation by BMC or the Purchaser or the subsidiaries of BMC or the Purchaser of all or any significant portion of the business or assets of BladeLogic or any of its subsidiaries or compel BMC or the Purchaser or any of the subsidiaries of BMC or the Purchaser to dispose of or hold separately all or any significant portion of the business or assets of BMC, the Purchaser or BladeLogic or any of the respective subsidiaries of any of such entities;

•	impose material limitations on the ability of BMC or the Purchaser or the respective subsidiaries of BMC or the Purchaser effectively to acquire, hold or exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by BMC or the Purchaser or any of the subsidiaries of BMC or the Purchaser pursuant to the Offer on all matters properly presented to BladeLogic’s stockholders; or

•	require divestiture by BMC or the Purchaser or any of the subsidiaries of BMC or the Purchaser of any Shares;

•	an Adverse Recommendation Change occurs, or the board of directors of BladeLogic or any committee of the board of directors of BladeLogic authorizes or permits BladeLogic or any of its subsidiaries to enter into an Acquisition Agreement;

•	BladeLogic, the Purchaser and BMC reach an agreement that the Offer or the Merger Agreement be terminated, or the Merger Agreement has been terminated in accordance with its terms;

•	any of the representations and warranties of BladeLogic set forth in Section 5.2 or Section 5.3 of the Merger Agreement fail to be true and correct in any material respect as of the Expiration Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties expressly related to a specific date, which need only be true as of such specific date), and such inaccuracies have not been cured as of the Expiration Date; provided that the representations and warranties in Section 5.2(a) and Section 5.2(b) of the Merger Agreement shall be deemed to be materially inaccurate if BladeLogic’s actual fully diluted capitalization exceeds by more than 300,000 Shares BladeLogic’s fully diluted capitalization set forth in Sections 5.2(a) and 5.2(b) of the Merger Agreement;

•	any other representations and warranties of BladeLogic in the Merger Agreement (without giving effect to any limitation as to “materiality” or “Seller Material Adverse Effect” or similar terms set forth therein) fail to be true and correct as of the Expiration Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties expressly related to a specific date, which need only be true as of such specific date), and such inaccuracies have not been cured as of the Expiration Date, except where the failure to be so true and correct does not have, and would not reasonably be expected to have, a Seller Material Adverse Effect;

•	BladeLogic has breached or failed to perform in any material respect any obligation, agreement or covenant required to be performed by it under the Merger Agreement, and such breach or failure to perform has not been cured to the good faith satisfaction of BMC; or

•	Since March 17, 2008, there has occurred or become known any Effect which has had or would reasonably be expected to have, either individually or in the aggregate, a Seller Material Adverse Effect.

The foregoing conditions are for the sole benefit of BMC and the Purchaser and may be asserted by BMC or the Purchaser regardless of the circumstances giving rise to any such conditions and may be waived by BMC or Purchaser in whole or in part at any time and from time to time in their sole discretion (except for the Minimum Condition), in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC. The foregoing conditions are in addition to, and not in limitation of the rights of BMC and the Purchaser to extend, terminate and/or modify the Offer pursuant to the provisions of the Merger Agreement. The failure by BMC or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

15.	Certain Legal Matters

Except as described in this Section 15 — “Certain Legal Matters,” based on information provided by BladeLogic, none of BladeLogic, the Purchaser or BMC is aware of any license or regulatory permit that appears to be material to the business of BladeLogic that might be adversely affected by the Purchaser’s acquisition of the Shares in the Offer or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required for the acquisition and ownership of the Shares by the Purchaser in the Offer. Should any such approval or other action be required, the Purchaser presently intends to seek such approval or other action, except as described below under “— State Takeover Statutes.” Except as otherwise described in this Offer to Purchase, although the Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered in the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions, or that failure to obtain any such approval or other action might not result in consequences adverse to BladeLogic’s business or that certain parts of BladeLogic’s business might not have to be disposed of or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could decline to accept for payment or pay for any Shares tendered. See Section 14 — “Conditions of the Offer.”

Business Combination Statutes.  BladeLogic is incorporated under the laws of the State of Delaware and therefore is subject to the provisions of Section 203 of the DGCL (the “Business Combination Provisions”), which imposes certain restrictions upon business combinations involving BladeLogic. The foregoing description is not complete and is qualified in its entirety by reference to the provisions of the Business Combination Provisions. In general, the Business Combination Provisions prevent a Delaware corporation from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of the Business Combination Provisions, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

A Delaware corporation may elect not to be covered by the Business Combination Provisions in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by the Business Combination Provisions is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption.

Neither BladeLogic’s certificate of incorporation nor bylaws excludes BladeLogic from the coverage of the Business Combination Provisions. Upon consummation of the Offer, BMC and the Purchaser collectively will be deemed to be an “interested stockholder” for purposes of the Business Combination Provisions and the Business Combination Provisions will prohibit consummation of the Merger for a period of three years following consummation of the Offer. However, BladeLogic’s board of directors approved the commencement of the Offer, the tender and support agreements, and the execution of the Merger Agreement. Accordingly, BMC and the

Purchaser do not believe that the Business Combination Provisions, or any similar business combination laws or regulations of any other state will be an impediment to the consummation of the Offer or the Merger.

A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In 1982, the Supreme Court of the United States, in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

The Purchaser has not attempted to comply with any state takeover statutes in connection with the Offer or the Merger, other than the Business Combination Provisions. It reserves the right to challenge the validity or applicability of any state law or regulation allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action that the Purchaser takes in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover or business combination statutes applies to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, the Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and if such a governmental authority sought or obtained an injunction seeking to prevent its purchase of Shares in the Offer, the Purchaser might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in completing the Offer. In that case, the Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered.

Antitrust Matters  The Offer and the Merger are subject to the HSR Act, which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied.

As soon as practicable, BMC will file a Notification and Report Form for Certain Mergers and Acquisitions under the HSR Act ( “HSR Notification”) in connection with the purchase of the Shares in the Offer and the Merger with the DOJ and the FTC. BladeLogic is required to file its own separate HSR Notification with the DOJ and the FTC no later than ten calendar days after BMC’s HSR filing. BMC’s HSR filing will commence a 15-day initial waiting period, for which early termination will be requested. Under the provisions of the HSR Act applicable to the Offer and the Merger, the waiting period under the HSR Act applicable to the purchase of the Shares in the Offer and the Merger will expire at 11:59 p.m., Boston, Massachusetts time, 15 calendar days after the day BMC files its HSR Notification, unless early termination of the waiting period is granted or unless the DOJ or the FTC elect to extend the waiting period by requesting additional information or documentary material from BMC or BladeLogic. If such a request to extend the waiting period is made, such waiting period will expire at 11:59 p.m., Boston, Massachusetts time, on the 10th day after substantial compliance by BMC and BladeLogic with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of BMC. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if either the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties may engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue. The Purchaser is not required to accept for payment Shares tendered in the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied. See Section 14 — “Conditions of the Offer.”

The FTC and the DOJ frequently review transactions such as the Purchaser’s acquisition of Shares in the Offer and the Merger under the Antitrust Laws (as defined below). At any time before or after the Purchaser’s acquisition of Shares, either or both the DOJ or the FTC could take such action under the Antitrust Laws as it or they deem necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares in the Offer or otherwise seeking divestiture of Shares acquired by the Purchaser or divestiture of substantial assets of BMC or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the Antitrust Laws under certain circumstances. There can be no assurance that a challenge to the Offer or other acquisition of Shares by the Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 14 — “Conditions of the Offer” for certain conditions of the Offer, including conditions with respect to litigation and certain government actions.

As used in this Section 15 — “Certain Legal Matters,” “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions, including mergers and acquisitions, having the purpose or likely effect of lessening competition, or of monopolization or restraint of trade.

16.	Fees and Expenses

Merrill Lynch has acted as financial advisor to BMC in connection with this transaction and is acting as Dealer Manager in connection with the Offer. BMC has agreed to pay Merrill Lynch a customary fee payable upon completion of the Offer, for its services as financial advisor and Dealer Manager. BMC has also agreed to indemnify Merrill Lynch and related persons against certain liabilities and expenses in connection with its engagement as financial advisor and Dealer Manager, including certain liabilities and expenses under the federal securities laws.

The Purchaser has retained Computershare Trust Company, N.A. to act as the Depositary in connection with the Offer. Such firm will receive reasonable and customary compensation for its services. The Purchaser has also agreed to reimburse such firm for certain reasonable out of pocket expenses and to indemnify such firm against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

BMC has retained MacKenzie Partners, Inc. to act as the Information Agent in connection with the Offer. Such firm will receive reasonable and customary compensation for its services. BMC has also agreed to reimburse such firm for certain reasonable out of pocket expenses and to indemnify such firm against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

The Purchaser will not pay any fees or commissions to any broker or dealer or other person for making solicitations or recommendations in connection with the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17.	Legal Proceedings

None of BladeLogic, the Purchaser or BMC is aware of any material pending legal proceeding relating to the Offer or the Merger.

18.	Miscellaneous

The Purchaser is making the Offer to all holders of Shares other than BladeLogic. The Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If the Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, the Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by Merrill Lynch or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or to make any representation on our behalf not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

BMC and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with the exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, BladeLogic has filed a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth its recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be examined and copies may be obtained in the manner set forth in Section 8 — “Certain Information Concerning BladeLogic” and Section 9 — “Certain Information Concerning BMC and the Purchaser.”

Bengal Acquisition Corporation

March 21, 2008

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
BMC AND THE PURCHASER

The names of the directors and executive officers of BMC Software, Inc. and Bengal Acquisition Corporation and their present principal occupations or employment and material employment history for the past five years are set forth below. Unless otherwise indicated, each director and executive officer has been so employed or held such position for a period in excess of five years. Other than Mr. Barnea and Mr. Jenkins, who are citizens of Israel and Canada, respectively, all directors and executive officers listed below are citizens of the United States. The business address of each of the directors and executive officers of BMC Software, Inc. is c/o BMC Software, Inc., 2101 CityWest Boulevard, Houston, Texas 77042. The business address of each of the directors and executive officers of Bengal Acquisition Corporation is c/o Bengal Acquisition Corporation, 2101 CityWest Boulevard, Houston, Texas 77042.

BMC Software, Inc.

Name	Position

Robert E. Beauchamp	President, Chief Executive Officer, and Director
B. Garland Cupp	Chairman of the Board, Director
Jon E. Barfield	Director
Gary Bloom	Director
Meldon K. Gafner	Director
Lew W. Gray	Director
P. Thomas Jenkins	Director
Louis J. Lavigne, Jr	Director
Kathleen A. O’Neil	Director
George F. Raymond	Director
Thomas J. Smach	Director
Tom C. Tinsley	Director
Dan Barnea	Senior Vice President, Global Sourcing Practices
Jae W. Chung	Senior Vice President, Business Operations
Denise M. Clolery	Senior Vice President, General Counsel and Secretary
James W. Grant	Senior Vice President and General Manager, ESM
William D. Miller	Senior Vice President and General Manager, MSM
Cosmo Santullo	Senior Vice President, Worldwide Sales and Services
Stephen B. Solcher	Senior Vice President and Chief Financial Officer
Michael A. Vescuso	Senior Vice President of Administration
T. Cory Bleuer	Vice President, Controller and Chief Accounting Officer

Mr. Beauchamp has been a director and the President and Chief Executive Officer of BMC since January 2001. Mr. Beauchamp joined BMC in May 1988, progressing from senior account representative to sales manager. He joined BMC’s marketing organization in 1994 as Vice President, Strategy Marketing & Development and subsequently assumed responsibility for BMC’s mergers and acquisitions efforts as Vice President, Business Strategy. Prior to his selection as President and CEO, he served as Senior Vice President of Research and Development. Mr. Beauchamp currently serves on the board of National Oilwell Varco, Inc., a public company, and serves on the boards of several civic organizations in Houston.

Mr. Bloom has served as a director since October 2007. Most recently, Mr. Bloom was the Vice chairman and president of Symantec Corporation from July 2005 to March 2006. Mr. Bloom joined Symantec as a result of Symantec’s merger with VERITAS Software Corporation, where he served as president and chief executive officer from November 2000 to January 2002, and chairman, president and chief executive officer from January 2002 to July 2005. Mr. Bloom joined Veritas after a 14-year career with Oracle Corporation, where he served as Executive Vice President responsible for server development, platform technologies, marketing, education, customer support and corporate development from May 1999 to November 2000, as Executive Vice President of the systems product division from March 1998 to May 1999, as Senior Vice President of the systems products division from November 1997 to March 1998, as Senior Vice President of the worldwide alliances and technologies division from May 1997 to October 1997, as Senior Vice President of the product and platform technologies division from May 1996 to May 1997, and as Vice President of the mainframe and integration technology division and Vice President of the massively parallel computing division from 1992 to May 1996. Mr. Bloom has previously served on the boards of four publicly traded companies: Virata, Globespan Virata, VERITAS, and Symantec. He presently is a member of the board of directors of Taleo, a leading provider of on demand talent management solutions.

Mr. Cupp has been a director of BMC since 1989 and currently serves as Chairman of the board of directors. He was employed by the American Express Corporation from 1978 to 1995 in various executive positions. His last position before retiring in 1995 was Executive Vice President — TRS Technologies and Chief Information Officer at the Travel Related Services subsidiary of American Express Corporation. Mr. Cupp is currently a private investor.

Mr. Barfield has been a director of BMC since 2001. Since 1995, Mr. Barfield has served as the Chairman and Chief Executive Officer of The Bartech Group, Inc., one of the nation’s largest minority-owned professional staffing firms specializing in engineering, information technology, outsourcing services, and managing the staffing requirements of regional and global corporations on an outsourced basis. From 1981 to 1995 Mr. Barfield served as President of The Bartech Group. He practiced corporate and securities law at Sidley Austin from 1977 to 1981. Mr. Barfield is a director of the following public companies: Dow Jones & Company, National City Corporation and CMS Energy Corporation.

Mr. Gafner has been a director of BMC since 1987. Mr. Gafner is the Chief Executive Officer of the Farsight Group, a company that specializes in advanced communications equipment and consulting. Mr. Gafner served as Chairman of the Board of Kestrel Solutions from April 1997 to June 2001. He was President, Chief Executive Officer and Chairman of the Board of Comstream Corporation, a manufacturer of high-speed satellite earth stations for data distribution, from July 1988 to July 1997. He also serves as a director for several private companies.

Mr. Gray has been a director of BMC since 1991. Mr. Gray is a private investor. He was employed by International Business Machines Corporation (“IBM”) in various executive positions including President, U.S. National Marketing Division. He was a Corporate Vice President of IBM from 1983 to 1987 and was Corporate Vice President for worldwide education at the time of his retirement in 1987.

Mr. Jenkins has been a director of BMC since 2004. Mr. Jenkins currently serves as Chairman of the Board of Open Text Corporation, a public company and a leader in providing enterprise content management. He served as Chief Executive Officer of Open Text from July 1997 to July 2005. From December 1994 to July 1997, Mr. Jenkins held progressive executive positions with Open Text.

Mr. Lavigne has served as a member of BMC’s board of directors since January 2008. He had previously served as a member of BMC’s board of directors but resigned in February 2007 solely for personal reasons. Mr. Lavigne is presently a management consultant, and from March 1997 through his retirement in March 2005, he served as Executive Vice President and Chief Financial Officer of Genentech, Inc. Mr. Lavigne joined Genentech in July 1982, was named controller in 1983 and, in that position, built Genentech’s operating financial functions. In 1986, he was promoted to Vice President and assumed the position of Chief Financial Officer in September 1988. He was named Senior Vice President in July 1994 and was promoted to Executive Vice President in March 1997. Genentech is a leading, publicly traded biotechnology company that discovers, develops, manufactures and commercializes biotherapeutics for significant, unmet medical needs. Mr. Lavigne also serves on the board of directors of Allergan, Inc., a global specialty pharmaceutical company, and has served on several other public and private company boards of directors in the past, including Arena Pharmaceuticals, Equinix, and Xenova PLC.

Ms. O’Neil has been a director of BMC since 2002. Ms. O’Neil is the President and Chief Executive Officer of Liberty Street Advisors, LLC, a company that she founded in 2001. Liberty Street Advisors, LLC advises public and private companies on corporate governance, risk management, strategy development, infrastructure needs, leadership alignment and execution of change initiatives. Prior to her work at Liberty Street Advisors, Ms. O’Neil was employed at IBM as general manager of the company’s global financial markets infrastructure group from January 2001 to September 2001. Prior to joining IBM, Ms. O’Neil served for 24 years at the Federal Reserve Bank of New York in a series of executive roles including chief operations officer, chief financial officer, chief administrative officer and chief risk officer. Earlier in her career she was the bank’s chief financial examiner. She is a member of the board of directors of John Carroll University, a member of the board of directors of MetLife Bank and the lead independent director at Guidance Software, Inc., a public company.

Mr. Raymond has been a director of BMC since 1987. Mr. Raymond is a private investor and President of Buckland Corporation, a private consulting company. He founded Automatic Business Centers, Inc. (“ABC”), a payroll processing company in 1972 and sold the company to CIGNA Corporation (“CIGNA”) in 1983. Mr. Raymond and other members of ABC’s management repurchased ABC in 1986 from CIGNA and sold ABC to Automatic Data Processing Corporation in 1989. Mr. Raymond is a director of the following public companies: Heartland Payment Systems and NationsHealth. He also serves as a director for several private companies.

Mr. Smach has been a director of BMC since 2007. Mr. Smach currently serves as the Chief Financial Officer of Flextronics International Limited, an electronics manufacturing services company. He was the Senior Vice President, Finance from April 2000 to December 2004 following Flextronics’s acquisition of the Dii Group, Inc., a provider of electronics manufacturing services. From August 1997 to April 2000, he served as the Senior Vice President, Chief Financial Officer and Treasurer of the Dii Group, Inc. Mr. Smach is a certified public accountant. Mr. Smach is a director of Crocs, Inc., a public company, and Adva Optical Networking, a public company listed on the Frankfurt, Germany stock exchange.

Mr. Tinsley has been a director of BMC since 1997. Mr. Tinsley has been a Partner with General Atlantic Partners, a private equity investment firm, since February 2001 and served as a Special Advisor to the firm from September 1999 until becoming a partner. Mr. Tinsley joined Baan Company N.V., in November 1995 as President and Chief Operating Officer and served in that position until June 1999. Prior to joining Baan, he was a Director at McKinsey & Company, Inc., where he was employed for eighteen years. Mr. Tinsley is a director of Critical Path, a public company. He also serves as a director of several private technology companies.

Mr. Barnea was appointed Senior Vice President — Global Sourcing Practices effective February 2008. He previously served as Senior Vice President, Strategy and Corporate Development from May 2006. Mr. Barnea joined BMC in April 1999 when BMC acquired New Dimension Software, Ltd. and served as Senior Vice President, Operations from January 2001 until January 2002 and as Senior Vice President of Research & Development from January 2002 until May 2006. From June 1995 until the acquisition by BMC, he served as Chief Executive Officer of New Dimension Software, Ltd.

Mr. Chung was appointed Senior Vice President, Business Operations in September 2006. Prior to joining BMC, Mr. Chung served in various senior management positions, most recently as Senior Executive Vice President with MBNA America and Bank of America from September 1999 to January 2006.

Ms. Clolery was appointed Senior Vice President, General Counsel and Secretary in November 2005. Prior to joining BMC, Ms. Clolery served as a partner in the law firm of Sonnenschein, Nath and Rosenthal, LLP from May 2005 to November 2005 where she practiced in their Intellectual Property & Technology and Corporate & Securities practice groups. From December 2000 to November 2003, Ms. Clolery served as Senior Vice President, General Counsel and Corporate Secretary of Radianz (now BT Radianz), a leading global network services provider to the financial industry. Prior to joining Radianz, Ms. Clolery was a partner in the international law firm of O’Melveny & Myers LLP.

Mr. Grant was appointed Senior Vice President, General Manager, ESM in February 2007. Mr. Grant served as Vice President, General Manager, ESM from April 2006 to February 2007. Mr. Grant joined BMC in March 2003 as the General Manager of its Remedy business unit. In July 2004, he was appointed General Manager of BMC’s Service Management business unit. Prior to joining BMC, Mr. Grant served from July 2002 to March 2003 as VP and General Manager of Hewlett Packard’s OpenView software business and served as General Manager for Operations and Marketing (OpenView) from April 2000 to July 2002.

Mr. Miller was appointed Senior Vice President, General Manager, MSM in February 2007. Mr. Miller served as Vice President, General Manager, MSM from April 2006 to February 2007. Mr. Miller joined BMC in July 2002 and served in various senior management positions in BMC’s mainframe business unit, including General Manager from April 2004 to April 2006. Mr. Miller joined Bindview Development as Senior Vice President of Sales and Services in July 2000 and was promoted to Chief Operating Officer in October 2001 before joining BMC. Mr. Miller left IBM in 2000 after working with IBM for 21 years in various technical and sales positions and was Vice President, EMEA, Industrial Sector for his last assignment at IBM.

Mr. Santullo joined BMC in November 2004 as Senior Vice President of Worldwide Sales and Services. Prior to joining BMC, Mr. Santullo was President and Chief Executive Officer from June 2004 to October 2004 for OpenNetwork Technologies. From October 2003 through June 2004, Mr. Santullo was the Executive Vice President of Worldwide Sales and Service for Enterasys Networks, Inc. From August 2002 through September 2003, Mr. Santullo worked as an independent consultant for various software companies. From October 2001 through August 2002, Mr. Santullo served as the President and Chief Executive Officer for SonicWALL, Inc. Prior to that, over a career spanning 20 years with IBM, Mr. Santullo served in a variety of sales management and executive positions.

Mr. Solcher has served as BMC’s Senior Vice President and Chief Financial Officer since December 2005. From August 2005 to December 2005, Mr. Solcher served as BMC’s interim Chief Financial Officer. Prior to this appointment, Mr. Solcher had served as BMC’s Vice President of Finance and Treasurer for more than five years. Mr. Solcher joined BMC in 1991 as Assistant Treasurer.

Mr. Vescuso was appointed Senior Vice President of Administration in January 2006. From February 2004 through January 2006, Mr. Vescuso was Vice President of Human Resources of Brocade Communications Systems, Inc. Prior to joining Brocade, Mr. Vescuso was Senior Vice President, Human Resources of Portal Software from August 2001 through September 2003. Prior to August 2001, Mr. Vescuso was the Vice President, Human Resources at Dell Computer.

Mr. Bleuer joined BMC in August 2006 as Vice President, Controller and Chief Accounting Officer. Prior to joining BMC, Mr. Bleuer was the Vice President and Controller of EMC Corporation’s Captiva Software group from December 2005 to July 2006 and was Vice President and Corporate Controller of Captiva Software Corporation from February 2005 to December 2005. Prior to joining Captiva Software Corporation, Mr. Bleuer was with Fair Isaac Corporation serving as the Corporate Controller from August 2004 to February 2005 and as Director, Corporate Finance and Accounting from August 2002 to August 2004. From June 2000 to August 2002, Mr. Bleuer served as Corporate Controller of HNC Software Inc.

Bengal Acquisition Corporation

Name	Position

Stephen B. Solcher	Sole Director, President and CEO
T. Cory Bleuer	Vice President and Chief Financial Officer
Christopher C. Chaffin	Secretary

The principal occupations or employment and material employment history for the past five years of Mr. Solcher and Mr. Bleuer is set forth above.

Mr. Chaffin has served as Vice President, Deputy General Counsel and Assistant Secretary of BMC Software, Inc. since November 2007. From November 1999 to November 2007, Mr. Chaffin served as Senior Legal Counsel and Assistant Secretary for BMC Software, Inc. Prior to joining BMC Software, Inc., Mr. Chaffin was an associate at Vinson & Elkins LLP.

Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of BladeLogic or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below.

DEPOSITARY

By Mail:	By Overnight Courier:
Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
Attn Corporate Actions	Attn Corporate Actions
P.O. Box 43011	250 Royall Street
Providence RI 02940-3011	Canton MA 02021

By Facsimile Transmission (for
Eligible Institutions Only):
(617) 360-6810

Confirm by Telephone:
(781) 575-2332

Questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the location and telephone number set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

The Dealer Manager for the Offer is:

MERRILL LYNCH & CO.

Merrill Lynch & Co.
Four World Financial Center
New York, New York 10080
Call Toll-Free: (877) 653-2948